UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November, 2015

Commission File Number: 1-6784

Panasonic Corporation

1006, Oaza Kadoma,

Kadoma City, Osaka 571-8501

Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	Quarterly report for the six months ended September 30, 2015, filed on November 10, 2015, by Panasonic (the registrant), with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan. (English translation)

2.	Corporate governance publicly filed on November 10, 2015, by the registrant, with the Tokyo Stock Exchange. (English translation)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ HIROHISA IKUTOMI
Hirohisa Ikutomi, Attorney-in-Fact
Manager of Disclosure & Investor Relations Office, Disclosure Section,
Panasonic Corporation

Dated: November 12, 2015

[English summary with full translation of consolidated financial information]

Quarterly Report filed with the Japanese government

pursuant to the Financial Instruments and Exchange

Law of Japan

For the six months ended

September 30, 2015

Panasonic Corporation

Osaka, Japan

Disclaimer Regarding Forward-Looking Statements

This quarterly report includes forward-looking statements (that include those within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934), as amended about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this quarterly report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this quarterly report. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings under the Financial Instrument and Exchange Act of Japan (the FIEA) and other publicly disclosed documents.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the Americas, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; the possibility that excessive currency rate fluctuations of the U.S. dollar, the euro, the Chinese yuan and other currencies against the yen may adversely affect costs and prices of Panasonic’s products and services and certain other transactions that are denominated in these foreign currencies; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the possibility of the Panasonic Group not being able to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results or incurring unexpected losses in connection with the alliances or mergers and acquisitions; the possibility of not being able to achieve its business objectives through joint ventures and other collaborative agreements with other companies, including due to the pressure of price reduction exceeding that which can be achieved by its effort and decrease in demand for products from business partners which Panasonic highly depends on in BtoB business areas; the possibility of the Panasonic Group not being able to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; the possibility of incurring expenses resulting from a leakage of customers’ or confidential information from Panasonic’s systems due to unauthorized access or a detection of vulnerability of network-connected products of the Panasonic Group; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world, disruption of supply chain and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in the most recent English translated version of Panasonic’s securities reports under the FIEA and any other documents which are disclosed on its website.

I	Corporate Information

(1)	Consolidated Financial Summary

	Yen (millions), except per share amounts
	Six months ended September 30, 2015	Six months ended September 30, 2014	Year ended March 31, 2015
Net sales	3,760,428	3,722,883	7,715,037
Income before income taxes	164,140	121,902	182,456
Net income attributable to Panasonic Corporation	111,333	80,933	179,485
Comprehensive income attributable to Panasonic Corporation	97,477	183,675	437,933
Total Panasonic Corporation shareholders’ equity	1,908,073	1,590,251	1,823,293
Total equity	2,061,170	1,747,985	1,992,552
Total assets	5,872,060	5,344,525	5,956,947
Net income per share attributable to Panasonic Corporation common shareholders, basic (yen)	48.11	35.01	77.65
Net income per share attributable to Panasonic Corporation common shareholders, diluted (yen)	48.11	35.01	77.64
Panasonic Corporation shareholders’ equity / total assets (%)	32.5	29.8	30.6
Net cash provided by operating activities	126,801	167,300	491,463
Net cash used in investing activities	(149,922)	(80,025)	(138,008)
Net cash provided by (used in) financing activities	(72,532)	(78,172)	257,615
Cash and cash equivalents at end of period	1,156,050	634,555	1,280,408

	Three months ended September 30, 2015	Three months ended September 30, 2014
Net sales	1,902,585	1,870,603
Net income attributable to Panasonic Corporation	51,814	43,004
Net income per share attributable to Panasonic Corporation common shareholders, Basic (yen)	22.37	18.60

Note:	1.	The Company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

(2)	Principal Businesses

The Panasonic Group is comprised primarily of the parent Panasonic Corporation and 485 consolidated subsidiaries in and outside of Japan, operating in close cooperation with each other. As a comprehensive electronics manufacturer, Panasonic is engaged in production, sales and service activities in a broad array of business areas.

Panasonic supplies a spectrum of electric/electronic equipment and related products, which are categorized into the following five segments: Appliances, Eco Solutions, AVC Networks, Automotive & Industrial Systems, and Other.

During the six months ended September 30, 2015, there were changes in principal businesses and major affiliated companies as follows.

Consolidated subsidiary:

As of April 1, 2015, SANYO North America Corporation (Automotive & Industrial Systems and Other) was merged to Panasonic Corporation of North America.

As of August 7, 2015, the Company acquired 100% of shares in ITC Global Inc. in the U.S. and ITC Global Netherlands Cooperatief U.A. in the Netherland. Accordingly, both of companies and subsidiaries of both companies (collectively, “ITC Global”) became consolidated subsidiaries of the Company (AVC Networks). ITC Global is a provider of satellite communication service company for the ocean energy industry.

Associated company under the equity method:

As of June 30, 2015, Panasonic acquired 49% of shares in Ficosa International S.A. (Ficosa) which is a mirror manufacture for automotive-use in Spain classifying it as an associated company under the equity method.

The Company’s consolidated financial statements have been prepared in conformity with U.S. GAAP, and the scope of affiliates are disclosed based on the definition of those accounting principles. The same applies to “II The Business Overview.”

II	The Business Overview

(1)	Operating Results

During the six months ended September 30, 2015 under review, the economic slowdown was seen in emerging countries including China. In the U.S., both employment environment and personal spending continued to improve. In Japan, economic recovery was slow due to weak personal spending and exports, although employment environment improved.

Under such business circumstances, Panasonic positions its fiscal 2016 as a year to make a major change towards generating profit from sales growth. In its recent business conditions, Panasonic has determined its business fields for sustainable growth and has been promoting various initiatives.

The Company has implemented the following business initiatives during six months ended September 30, 2015.

The initiatives during the fiscal 2016 first quarter, for housing business, the Company decided on capital investment to boost capacity of solar cells at its production sites in Japan to meet growing demand in the global solar market. For automotive business, Ficosa in Spain and the Company announced the agreement on their capital and business alliance in September 2014 to launch electronic mirror systems business in a timely manner. After completing approval procedures from related authorities, Panasonic has a 49% stake in Ficosa in June 2015. Accordingly the Company forged a business alliance with Ficosa and is involved in its management.

The initiatives during the second quarter, for “Age-free” (elderly care) business, the Company opened an elderly housing with supportive service site in September 2015, for the first time in the neighborhood of Tokyo. Adopting Panasonic Group’s housing equipment and electronic products, this is established with Panasonic’s skills and experiences in nursing care facilities and services. For consumer electronics business, Panasonic exhibited Lifestyle Showcase at the Internationale Funkausstellung Berlin (IFA) 2015, one of the biggest trade shows for consumer electronics in the world. The Company presented its idea of “lifestyles we all desire,” with a wide range of products from audio-visual equipment to home appliances and personal-care products.

Consolidated group sales for six months ended September 30, 2015 under review increased by 1% to 3,760.4 billion yen from the same period of fiscal 2015 (a year ago). Domestic sales decreased year on year due mainly to sales decrease of solar photovoltaic systems, although sales in consumer electronics were stable. Overseas sales increased year on year due mainly to a positive effect from yen depreciation and sales increase in BtoB solutions business, although sales in TVs decreased due mainly to downsizing marketing activities to focus on profit generation.

Operating profit* increased by 13% to 200.5 billion yen from a year ago, due to withdrawing or downsizing unprofitable businesses and improvements in the business through restructuring. The Company has strategically focused on high value-added products, which contributed to the operating profit growth as well.

Income before income taxes increased by 35% to 164.1 billion yen compared with the same period last year. This was due mainly to the reduction of expenses for preventing further accidents with the residential water heating systems in other income (deductions) incurred a year ago.

Net income attributable to Panasonic Corporation increased by 38% to 111.3 billion yen from a year ago, due to the benefit from the revaluation of deferred tax assets as a result of the board resolution to introduce the consolidated tax in the first quarter of fiscal 2016.

*	In order to be consistent with generally accepted financial reporting practices in Japan, operating profit, a non-GAAP measure, is presented as net sales less cost of sales and selling, general and administrative expenses. The Company believes that this is useful to investors in comparing the Company’s financial results with those of other Japanese companies.

(2)	Operating Results by Segment

Certain businesses were transferred among segments on April 1, 2015. Accordingly, the figures for segment information in fiscal 2015 have been reclassified to conform to the presentation for fiscal 2016.

The Company’s six-month consolidated sales and profits by segment comparing with previous year’s are summarized as follows:

Appliances

Sales decreased by 2% to 1,171.9 billion yen from a year ago. This was due mainly to sales decrease in TV business as a result of downsizing marketing activities, and worse market condition in China. However, sales in home appliances and personal-care products were favorable mainly in Japan.

Segment profit increased by 9% to 43.5 billion yen from a year ago due mainly to the impact by the sales increase offsetting the negative impact of exchange rate movement.

Eco Solutions

Sales decreased by 2% to 772.3 billion yen compared with the previous year. Sales decreased significantly in solar photovoltaic systems business due to worsened market condition in Japan. However, businesses such as wiring devices and circuit breakers were favorable.

Segment profit decreased significantly by 27% to 30.4 billion yen from a year ago, since rationalization initiatives were unable to offset the impact from sales decrease in solar photovoltaic systems and exchange rate movement.

AVC Networks

Sales increased by 7% to 570.8 billion yen from a year ago. Sales in Vertical Solution Business remained strong, leading segment-wide sales growth. Sales also increased in Visual and Imaging Business, including favorable sales in security system in Japan.

Segment profit increased significantly by 710% to 31.9 billion yen from a year ago, due to sales increase mainly in Vertical Solution Business.

Automotive& Industrial Systems

Sales were 1,386.6 billion yen compared with 1,386.2 billion yen, in line with the same period a year ago. Sales increases in LCD panels due to favorable non-TV application and automotive electronics businesses were unable to offset the impact from termination of some Industrial businesses and sales decrease in Factory Solution Business compared to the previous year when demand was temporarily strong.

Segment profit grew by 5% to 61.1 billion yen from a year ago due mainly to streamlining of material-related process, fixed-cost reductions and the positive impact of exchange rate movement, although R&D costs mainly in automotive business increased.

Other

Sales decreased by 6% to 280.2 billion yen from a year ago due mainly to the business transfers, despite sales increase in PanaHome.

Segment profit decreased by 49% to 1.0 billion yen from a year ago.

(3)	Assets, Liabilities and Equity

The Company’s consolidated total assets as of September 30, 2015 decreased by 84.9 billion yen to 5,872.1 billion yen from March 31, 2015. This was due mainly to decreases in cash and cash equivalent and account receivables, and some currency depreciation in emerging countries, despite the seasonal increase in its inventory.

The Company’s consolidated total liabilities as of September 30, 2015 decreased by 153.5 billion yen to 3,810.9 billion yen from March 31, 2015. This was due mainly to redemption of unsecured straight bonds and decrease in retirement and severance benefits.

Panasonic Corporation shareholders’ equity increased by 84.8 billion yen, compared with March 31, 2015, to 1,908.1 billion yen. Adding Noncontrolling interests to Panasonic Corporation shareholders’ equity, total equity was 2,061.2 billion yen.

(4)	Cash Flows

Cash flows from operating activities

Net cash provided by operating activities for the six months ended September 30, 2015 amounted to 126.8 billion yen, a decrease of 40.5 billion yen from a year ago. This was due mainly to an increase of working capital (trade receivables, inventories and trade payables).

Cash flows from investing activities

Net cash used in investing activities amounted to 149.9 billion yen, an increase of 69.9 billion yen from a year ago. This was due mainly to purchase of subsidiaries’ and associated companies’ shares, and an increase in capital expenditures.

Accordingly, free cash flow (net cash provided by operating activities plus net cash provided by investing activities) decreased by 110.4 billion yen from a year ago to an outflow of 23.1 billion yen.

Cash flows from financing activities

Net cash used in financing activities amounted to 72.5 billion yen, a decrease of 5.6 billion yen from a year ago.

Taking into consideration exchange rate movement, cash and cash equivalents totaled 1,156.1 billion yen as of September 30, 2015, a decrease of 124.4 billion yen compared with the end of the fiscal 2015.

(5)	Research and Development

Panasonic’s R&D expenditures for the six months ended September 30, 2015 totaled 227.8 billion yen, up 2% from a year ago. There were no significant changes in R&D activities for the period.

(6)	Capital Investment

Panasonic’s capital investment (tangible assets) for the six months ended September 30, 2015 totaled 104.3 billion yen, an increase of 11% from a year ago.

(7)	Depreciation

Panasonic’s depreciation (tangible assets) for the six months ended September 30, 2015 totaled 117.0 billion yen, an increase of 2% from a year ago.

(8)	Number of Employees

Number of employees at the end of the second quarter of fiscal 2016 was 254,606, an increase of 522, compared with the end of the fiscal 2015.

(9)	Risk Factors

There were no risks newly identified during the six months ended September 30, 2015.

During the six months ended September 30, 2015, there were no significant changes with regard to the “Risk Factors” stated in the annual securities report of the prior fiscal year.

III	Shares and Shareholders

(1)	Shares of Common Stock Issued as of September 30, 2015: 2,453,053,497 shares

The common stock of the Company is listed on the Tokyo and Nagoya stock exchanges in Japan.

(2)	Amount of Common Stock (Stated Capital) as of September 30, 2015: 258,740 million yen

CONTENTS

IV	Financial Statements

Index of Consolidated Financial Statements of Panasonic Corporation and Subsidiaries:

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

September 30 and March 31, 2015

	Yen (millions)
Assets	September 30, 2015	March 31, 2015
Current assets:
Cash and cash equivalents	1,156,050	1,280,408
Time deposits	3,000	18,470
Trade receivables:
Notes	81,692	79,055
Accounts	895,863	937,986
Allowance for doubtful receivables	(25,086)	(24,947)

Net trade receivables	952,469	992,094

Inventories (Note 2)	835,143	762,670
Other current assets	397,619	359,098

Total current assets	3,344,281	3,412,740

Investments and advances (Note 3)	346,736	313,669

Property, plant and equipment (Note 5):
Land	266,588	268,658
Buildings	1,417,442	1,422,561
Machinery and equipment	2,767,470	2,776,617
Construction in progress	48,735	54,358

	4,500,235	4,522,194
Less accumulated depreciation	3,165,307	3,147,363

Net property, plant and equipment	1,334,928	1,374,831

Other assets:
Goodwill (Note14)	474,688	457,103
Intangible assets (Notes 5 and 14)	174,397	172,898
Other assets	197,030	225,706

Total other assets	846,115	855,707

	5,872,060	5,956,947

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

September 30 and March 31, 2015

	Yen (millions)
Liabilities and Equity	September 30, 2015	March 31, 2015
Current liabilities:
Short-term debt, including current portion of long-term debt	233,370	260,531
Trade payables:
Notes	250,075	236,970
Accounts	715,544	746,335

Total trade payables	965,619	983,305

Accrued income taxes	55,925	39,733
Accrued payroll	199,026	206,686
Other accrued expenses	849,052	887,585
Deposits and advances from customers	94,359	79,277
Employees’ deposits	92	584
Other current liabilities	263,182	275,099

Total current liabilities	2,660,625	2,732,800

Noncurrent liabilities:
Long-term debt	709,373	712,385
Retirement and severance benefits	259,363	332,661
Other liabilities	181,529	186,549

Total noncurrent liabilities	1,150,265	1,231,595

Equity (Note 7):
Panasonic Corporation shareholders’ equity:
Common stock : Authorized - 4,950,000,000 shares Issued - 2,453,053,497 shares	258,740	258,740
Capital surplus	980,508	984,111
Retained earnings (Note 13)	1,106,665	1,021,241
Accumulated other comprehensive income (loss) (Note 8):
Cumulative translation adjustments	(45,307)	11,858
Unrealized holding gains of available-for-sale securities (Note 3)	22,950	14,285
Unrealized gains (losses) of derivative instruments	2,367	3,135
Pension liability adjustments	(187,117)	(222,529)

	(207,107)	(193,251)

Treasury stock, at cost: 132,162,221 shares (141,789,018 shares as of March 31, 2015)	(230,733)	(247,548)

Total Panasonic Corporation shareholders’ equity	1,908,073	1,823,293

Noncontrolling interests	153,097	169,259

Total equity	2,061,170	1,992,552
Commitments and contingent liabilities (Notes 4 and 11)

	5,872,060	5,956,947

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Six months ended September 30, 2015 and 2014

Consolidated Statements of Income
	Yen (millions)
	Six months ended September 30
	2015	2014
Revenues, costs and expenses:
Net sales	3,760,428	3,722,883
Cost of sales (Note 8)	(2,682,023)	(2,683,320)
Selling, general and administrative expenses	(877,955)	(862,584)
Interest income	10,951	6,230
Dividends received	1,390	1,236
Other income (Notes 8 and 9)	9,613	17,625
Interest expense	(9,063)	(9,421)
Impairment losses of long-lived assets (Note 5)	(3,358)	(3,605)
Other deductions (Notes 8 and 9)	(45,843)	(67,142)

Income before income taxes	164,140	121,902
Provision for income taxes (Note 9)	48,424	36,911
Equity in earnings of associated companies	8,134	5,138

Net income	123,850	90,129
Less net income attributable to noncontrolling interests	12,517	9,196

Net income attributable to Panasonic Corporation (Note 7)	111,333	80,933

	Yen
Net income per share attributable to Panasonic Corporation common shareholders :
Basic	48.11	35.01
Diluted	48.11	35.01

Consolidated Statements of Comprehensive Income

	Yen (millions)
	Six months ended September 30
	2015	2014
Net income	123,850	90,129
Other comprehensive income (loss), net of tax (Note 8)
Translation adjustments	(63,980)	85,403
Unrealized holding gains of available-for-sale securities	8,538	7,581
Unrealized holding gains of derivative instruments	(784)	1,450
Pension liability adjustments	34,181	13,198

	(22,045)	107,632

Comprehensive income (Note 7)	101,805	197,761

Comprehensive income attributable to noncontrolling interests	4,328	14,086

Comprehensive income attributable to Panasonic Corporation	97,477	183,675

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income (Loss)

Three months ended September 30, 2015 and 2014

Consolidated Statements of Income
	Yen (millions)
	Three months ended September 30
	2015	2014
Revenues, costs and expenses:
Net sales	1,902,585	1,870,603
Cost of sales (Note 8)	(1,347,958)	(1,351,444)
Selling, general and administrative expenses	(430,735)	(424,466)
Interest income	5,021	3,071
Dividends received	332	228
Other income (Notes 8 and 9)	2,488	11,376
Interest expense	(4,407)	(4,616)
Impairment losses of long-lived assets (Note 5)	(2,338)	(2,721)
Other deductions (Notes 8 and 9)	(33,523)	(35,240)

Income before income taxes	91,465	66,791
Provision for income taxes	37,118	21,914
Equity in earnings of associated companies	3,775	3,166

Net income	58,122	48,043
Less net income attributable to noncontrolling interests	6,308	5,039

Net income attributable to Panasonic Corporation	51,814	43,004

	Yen
Net income per share attributable to Panasonic Corporation common shareholders :
Basic	22.37	18.60
Diluted	22.37	18.60

Consolidated Statements of Comprehensive Income (Loss)

	Yen (millions)
	Three months ended September 30
	2015	2014
Net income	58,122	48,043
Other comprehensive income (loss), net of tax (Note 8)
Translation adjustments	(101,991)	105,573
Unrealized holding gains of available-for-sale securities	(6,719)	4,031
Unrealized holding gains of derivative instruments	2,232	306
Pension liability adjustments	3,465	3,399

	(103,013)	113,309

Comprehensive income (loss)	(44,891)	161,352

Comprehensive income (loss) attributable to noncontrolling interests	(1,867)	11,700

Comprehensive income (loss) attributable to Panasonic Corporation	(43,024)	149,652

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Six months ended September 30, 2015 and 2014

	Yen (millions)
	Six months ended September 30
	2015	2014
Cash flows from operating activities:
Net income	123,850	90,129
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	136,658	137,156
Net gain on sale of investments	(1,129)	(1,441)
Provision for doubtful receivables	3,225	1,496
Deferred income taxes (Note 9)	(26,189)	(5,441)
Write-down of investment securities (Note 9)	5	36
Impairment losses on long-lived assets (Note 5)	3,358	3,605
Cash effects of change in:
Trade receivables	26,126	22,581
Inventories	(86,615)	(69,461)
Other current assets	(6,603)	(11,639)
Trade payables	8,449	35,905
Accrued income taxes	17,645	2,063
Accrued expenses and other current liabilities	(48,640)	(30,701)
Retirement and severance benefits	(23,104)	(19,470)
Deposits and advances from customers	15,211	8,868
Other, net	(15,446)	3,614

Net cash provided by operating activities	126,801	167,300

Cash flows from investing activities:
Proceeds from disposition of investments and advances	4,137	12,649
Increase in investments and advances	(23,181)	(4,316)
Capital expenditures	(119,764)	(102,219)
Proceeds from disposals of property, plant and equipment	12,383	14,780
Increase (decrease) in time deposits, net	15,470	(1,653)
Proceeds from sales of consolidated subsidiaries	1,997	18,928
Purchase of shares of a newly consolidated subsidiary (Note 14)	(31,666)	—
Other, net	(9,298)	(18,194)

Net cash used in investing activities	(149,922)	(80,025)

(Continued)

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Six months ended September 30, 2015 and 2014

	Yen (millions)
	Six months ended September 30
	2015	2014
Cash flows from financing activities:
Decrease in short-term debt with maturities of three months or less, net	9,525	(9,607)
Proceeds from short-term debt with maturities longer than three months	4,840	13,450
Repayments of short-term debt with maturities longer than three months	(1,060)	(8,674)
Repayments of long-term debt	(45,817)	(37,232)
Dividends paid to Panasonic Corporation shareholders (Notes 7 and 13)	(23,113)	(18,492)
Dividends paid to noncontrolling interests (Note 7)	(12,234)	(16,094)
Repurchase of common stock (Note 7)	(76)	(47)
Sale of treasury stock (Note 7)	4	4
Purchase of noncontrolling interests (Note 7)	(220)	(1,114)
Other, net	(4,381)	(366)

Net cash used in financing activities	(72,532)	(78,172)

Effect of exchange rate changes on cash and cash equivalents	(28,705)	32,985

Net increase (decrease) in cash and cash equivalents	(124,358)	42,088

Cash and cash equivalents at beginning of period	1,280,408	592,467

Cash and cash equivalents at end of period	1,156,050	634,555

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Summary of Significant Accounting Policies

(a)	Basis of Presentation of Consolidated Financial Statements

The Company and its domestic subsidiaries maintain their books of account in conformity with financial accounting standards of Japan, and its foreign subsidiaries in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner that reflects adjustments which are necessary to conform with U.S. generally accepted accounting principles (U.S. GAAP).

(b)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned, controlled subsidiaries. The Company also consolidates entities in which controlling interest exists through variable interests in accordance with the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 810, “Consolidation.” All significant intercompany balances and transactions have been eliminated on consolidation.

The equity method is used to account for investments in associated companies in which the Company exerts significant influence, generally having a 20% to 50% voting interest, and corporate joint ventures. These investments are included in “Investments and advances” in the consolidated balance sheets.

The Company has 485 consolidated subsidiaries and 93 associated companies under equity method as of September 30, 2015.

The Company accounts for the defined benefit pension plans and the lump-sum payment plans in accordance with the provisions of ASC 715, “Compensation-Retirement Benefits.” In accordance with the provisions, funded status of defined benefit pension plans (that is the balance of plan assets less benefit obligations) is recognized on the consolidated balance sheets and pension liability adjustments, net of tax, are recorded in the “Accumulated other comprehensive income (loss).”

Actuarial net gains and losses in excess of the corridor (10% of benefit obligations or fair value of plan assets, whichever is greater) are amortized over the average remaining service period of employees, except for the plan described as follows.

The Company and certain domestic subsidiaries made a transition from the defined benefit pension plan to a defined contribution pension plan, effective after the date of transition with respect to employees’ future service. Actuarial net gains and losses related to the defined benefit pension plan that are maintained for employees’ past service in excess of the corridor are amortized over the average remaining life expectancy of plan participants.

(c)	Description of Business

Panasonic Corporation (hereinafter, the “Company,” including consolidated subsidiaries, unless the context otherwise requires) is one of the world‘s leading producers of electronic and electric products. The Company currently offers a comprehensive range of products, systems and components for consumer, business and industrial use based on sophisticated electronics and precision technology, expanding to building materials and equipments, and housing business.

Sales by segment for the six months ended September 30, 2015 were as follows: Appliances—28%, Eco Solutions—18%, AVC Networks—14%, Automotive & Industrial Systems—33% and Other—7%. A sales breakdown by geographical market was as follows: Japan—45%, North and South America—17%, Europe—9%, and Asia and Others—29%.

Sales by segment for the three months ended September 30, 2015 were as follows: Appliances—27%, Eco Solutions—19%, AVC Networks—14%, Automotive & Industrial Systems—33% and Other—7%. A sales breakdown by geographical market was as follows: Japan—46%, North and South America—17%, Europe—9%, and Asia and Others—28%.

The Company is not dependent on a single supplier and has no significant difficulty in obtaining raw materials from suppliers.

(d)	Use of Estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates and assumptions are reflected in valuation and disclosure of revenue recognition, allowance for doubtful receivables, valuation of inventories, impairment of long-lived assets, impairment of goodwill, environmental liabilities, valuation of deferred tax assets, uncertain tax positions, employee retirement and severance benefit plans and assets acquired and liabilities assumed in business combinations.

Management evaluated the subsequent events through November 10, 2015, the issue date of the Company’s consolidated financial statements.

(e)	Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements in order to conform with the presentation used for fiscal 2016.

(2)	Inventories

Inventories at September 30 and March 31, 2015 are summarized as follows:

	Yen (millions)
	September 30, 2015	March 31, 2015
Finished goods	519,524	473,640
Work in process	133,293	121,183
Raw materials	182,326	167,847

	835,143	762,670

(3)	Investments in Securities

In accordance with ASC 320, “Investments—Debt and Equity Securities,” the Company classifies its existing marketable equity securities other than investments in associated companies and all debt securities as available-for-sale.

The cost, fair value and net unrealized holding gains of available-for-sale securities included in investments and advances at September 30 and March 31, 2015 are as follows:

	Yen (millions)
	September 30, 2015
	Cost	Fair value	Net unrealized holding gains
Investments and advances:
Equity securities	22,169	87,690	65,521
Corporate and government bonds	2,342	2,364	22
Other debt securities	2	2	—

	24,513	90,056	65,543

	Yen (millions)
	March 31, 2015
	Cost	Fair value	Net unrealized holding gains
Investments and advances:
Equity securities	21,753	74,556	52,803
Corporate and government bonds	2,355	2,371	16
Other debt securities	2	2	—

	24,110	76,929	52,819

The carrying amounts of the Company’s cost method investments totaled 22,434 million yen and 21,877 million yen at September 30 and March 31, 2015, respectively.

(4)	Leases

The Company has operating leases for certain land, buildings, machinery and equipment, and finite-lived intangible assets. Future minimum lease payments under operating leases at September 30, 2015 are as follows:

Yen (millions)
Due within 1 year	31,289
Due after 1 year within 2 years	16,042
Due after 2 years within 3 years	6,902
Due after 3 years within 4 years	5,439
Due after 4 years within 5 years	4,527
Thereafter	10,332

Total minimum lease payments	74,531

(5)	Long-Lived Assets

The Company periodically reviews the recorded value of its long-lived assets to determine if the future cash flows to be derived from these assets will be sufficient to recover the remaining recorded asset values. Impairment losses are not charged to segment profit. The disclosure below has been modified to reflect the revised segments.

The Company recognized impairment losses in the aggregate of 3,358 million yen and 2,338 million yen of long-lived assets for the six months and three months ended September 30, 2015. 629 million yen and 2,210 million yen of impairment losses for the six months ended September 30, 2015 were related to “Eco Solutions,” and “Automotive & Industrial Systems,” segment, respectively. 1,885 million yen of impairment losses for the three months ended September 30, 2015 were related to “Automotive & Industrial Systems” segment.

The Company recognized impairment losses in the aggregate of 3,605 million yen and 2,721 million yen of long-lived assets for the six months and three months ended September 30, 2014. 1,740 million yen, 837 million yen and 719 million yen of impairment losses for the six months ended September 30, 2014 were related to “AVC Networks,” “Automotive & Industrial Systems,” and “Other” segment, respectively. 1,735 million yen and 836 million yen of impairment losses for the three months ended September 30, 2014 were related to “AVC Networks” and “Automotive & Industrial Systems” segment, respectively.

(6)	Per Share Information

Panasonic Corporation Shareholders’ Equity per Share

Panasonic Corporation shareholders’ equity per share as of September 30 and March 31, 2015 are as follows:

	Yen
	September 30, 2015	March 31, 2015
Panasonic Corporation shareholders’ equity per share	822.13	788.87

Net Income Attributable to Panasonic Corporation Common Shareholders per Share

A reconciliation of the numerators and denominators of the basic and diluted net income attributable to Panasonic Corporation common shareholders per share computation for the six months ended September 30, 2015 and 2014 are as follows:

	Yen (millions)
	Six months ended September 30
	2015	2014
Net income attributable to Panasonic Corporation common shareholders	111,333	80,933

	Number of shares
	Six months ended September 30
	2015	2014
Average common shares outstanding	2,314,002,156	2,311,540,895
Dilutive effect:
Stock options	266,260	69,546

Diluted common shares outstanding	2,314,268,416	2,311,610,441

	Yen
	Six months ended September 30
	2015	2014
Net income attributable to Panasonic Corporation common shareholders per share:
Basic	48.11	35.01
Diluted	48.11	35.01

A reconciliation of the numerators and denominators of the basic and diluted net income attributable to Panasonic Corporation common shareholders per share computation for the three months ended September 30, 2015 and 2014 are as follows:

	Yen (millions)
	Three months ended September 30
	2015	2014
Net income attributable to Panasonic Corporation common shareholders	51,814	43,004

	Number of shares
	Three months ended September 30
	2015	2014
Average common shares outstanding	2,316,062,546	2,311,531,865
Dilutive effect:
Stock options	323,823	139,092

Diluted common shares outstanding	2,316,386,369	2,311,670,957

	Yen
	Three months ended September 30
	2015	2014
Net income attributable to Panasonic Corporation common shareholders per share:
Basic	22.37	18.60
Diluted	22.37	18.60

(7)	Equity

The change in the carrying amount of Panasonic Corporation shareholders’ equity, noncontrolling interests and total equity in the consolidated balance sheets for the six months ended September 30, 2015 and 2014 are as follows:

	Yen (millions)
	Six months ended September 30, 2015
	Panasonic Corporation shareholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2015	1,823,293	169,259	1,992,552
Cash dividends	(23,113)	(12,234)	(35,347)
Repurchase of common stock	(76)	—	(76)
Sale of treasury stock	14,095	—	14,095
Increase (decrease) mainly in capital transactions	(3,603)	(8,256)	(11,859)
Comprehensive income :
Net income	111,333	12,517	123,850
Other comprehensive income (loss), net of tax	(13,856)	(8,189)	(22,045)

Total comprehensive income	97,477	4,328	101,805

Balance at September 30, 2015	1,908,073	153,097	2,061,170

	Yen (millions)
	Six months ended September 30, 2014
	Panasonic Corporation shareholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2014	1,548,152	38,286	1,586,438
Cash dividends	(18,492)	(16,094)	(34,586)
Repurchase of common stock	(47)	—	(47)
Sale of treasury stock	4	—	4
Increase (decrease) mainly in capital transactions	(123,041)	121,456	(1,585)
Comprehensive income :
Net income	80,933	9,196	90,129
Other comprehensive income, net of tax	102,742	4,890	107,632

Total comprehensive income	183,675	14,086	197,761

Balance at September 30, 2014	1,590,251	157,734	1,747,985

Net income attributable to Panasonic Corporation and transfers to the noncontrolling interests for the six months ended September 30, 2015 and 2014 are as follows:

	Yen (millions)
	Six months ended September 30
	2015	2014
Net income attributable to Panasonic Corporation	111,333	80,933
Transfers to the noncontrolling interests:
Decrease in capital surplus for purchase of additional shares in consolidated subsidiaries, etc.	(3,797)	(123,261)

Total	(3,797)	(123,261)

Change from net income attributable to Panasonic Corporation and transfers to the noncontrolling interests	107,536	(42,328)

The company purchased additional shares of Panasonic Plasma Display Co., Ltd etc. for the six months ended September 30, 2014.

On August 1, 2015, Panasonic Information Systems Co., Ltd. became wholly-owned subsidiaries through share exchanges. The difference between the fair value of the treasury stock (9,671,047 shares) of the Company delivered to the noncontrolling interests and the decrease in the carrying amount of the noncontrolling interests was recognized as an adjustment to capital surplus.

Amount of transfers to the noncontrolling interests for the three months ended September 30, 2015 and 2014 are a deduction of 3,648 million yen and a deduction of 123,261 million yen.

(8)	Other Comprehensive Income (Loss)

Components of other comprehensive income (loss) for the six months ended September 30, 2015 are as follows:

	Yen (millions)
	Translation adjustments	Unrealized holding gains (losses) of available-for- sale securities	Unrealized holding gains (losses) of derivative instruments	Pension liability adjustments	Total
Accumulated other comprehensive income (loss)—Balance at April 1, 2015	11,858	14,285	3,135	(222,529)	(193,251)
Arising during the period:
Pre-tax amount	(62,094)	12,679	(2,628)	44,700	(7,343)
Tax expense	—	(4,104)	925	(13,865)	(17,044)

Net-of-tax amount	(62,094)	8,575	(1,703)	30,835	(24,387)
Reclassification adjustment for (gains) losses included in net income:
Pre-tax amount	(1,886)	(55)	1,662	4,999	4,720
Tax expense	—	18	(743)	(1,653)	(2,378)

Net-of-tax amount	(1,886)	(37)	919	3,346	2,342

Other comprehensive income (loss), net of tax:	(63,980)	8,538	(784)	34,181	(22,045)
Other comprehensive income (loss) attributable to noncontrolling interests, net-of-tax amount	(6,815)	(127)	(16)	(1,231)	(8,189)

Accumulated other comprehensive income (loss)—Balance at September 30, 2015	(45,307)	22,950	2,367	(187,117)	(207,107)

Pre-tax amount of reclassification adjustment for (gains) losses included in net income (loss) on the table above is included in the following in the consolidated statements of income.

Translation adjustments—Other income (deductions)

Unrealized holding gains (losses) of available-for-sale securities—Other income (deductions)

Unrealized holding gains (losses) of derivative instruments

Foreign exchange contract     (867) million yen—Other income (deductions)

Commodity derivatives          (795) million yen—Cost of sales

Pension liability adjustments—Net periodic pension cost

Components of other comprehensive income (loss) for the three months ended September 30, 2015 are as follows:

	Yen (millions)
	Translation adjustments	Unrealized holding gains (losses) of available-for- sale securities	Unrealized holding gains (losses) of derivative instruments	Pension liability adjustments	Total
Arising during the period:
Pre-tax amount	(100,478)	(9,882)	398	(2,435)	(112,397)
Tax expense	—	3,163	(73)	1,195	4,285

Net-of-tax amount	(100,478)	(6,719)	325	(1,240)	(108,112)
Reclassification adjustment for (gains) losses included in net income:
Pre-tax amount	(1,513)	—	2,689	6,938	8,114
Tax expense	—	—	(782)	(2,233)	(3,015)

Net-of-tax amount	(1,513)	—	1,907	4,705	5,099

Other comprehensive income (loss), net of tax:	(101,991)	(6,719)	2,232	3,465	(103,013)
Other comprehensive income (loss) attributable to noncontrolling interests, net-of-tax amount	(8,115)	(74)	—	14	(8,175)

Net change in accumulated other comprehensive income (loss)	(93,876)	(6,645)	2,232	3,451	(94,838)

Pre-tax amount of reclassification adjustment for (gains) losses included in net income (loss) on the table above is included in the following in the consolidated statements of income.

Translation adjustments—Other income (deductions)

Unrealized holding gains (losses) of derivative instruments

Foreign exchange contract    (2,186) million yen—Other income (deductions)

Commodity derivatives            (503) million yen—Cost of sales

Pension liability adjustments—Net periodic pension cost

Components of other comprehensive income (loss) for the six months ended September 30, 2014 are as follows:

	Yen (millions)
	Translation adjustments	Unrealized holding gains (losses) of available-for- sale securities	Unrealized holding gains (losses) of derivative instruments	Pension liability adjustments	Total
Accumulated other comprehensive income (loss)—Balance at April 1, 2014	(167,219)	6,027	(237)	(290,270)	(451,699)
Arising during the period:
Pre-tax amount	80,124	11,777	784	5,868	98,553
Tax expense	—	(3,973)	42	1,050	(2,881)

Net-of-tax amount	80,124	7,804	826	6,918	95,672
Reclassification adjustment for (gains) losses included in net income:
Pre-tax amount	5,279	(346)	787	5,996	11,716
Tax expense	—	123	(163)	284	244

Net-of-tax amount	5,279	(223)	624	6,280	11,960

Other comprehensive income (loss), net of tax:	85,403	7,581	1,450	13,198	107,632
Other comprehensive income (loss) attributable to noncontrolling interests, net-of-tax amount	5,177	26	(144)	(169)	4,890

Accumulated other comprehensive income (loss)—Balance at September 30, 2014	(86,993)	13,582	1,357	(276,903)	(348,957)

Pre-tax amount of reclassification adjustment for (gains) losses included in net income (loss) on the table above is included in the following in the consolidated statements of income.

Translation adjustments—Other income (deductions)

Unrealized holding gains (losses) of available-for-sale securities—Other income (deductions)

Unrealized holding gains (losses) of derivative instruments

Foreign exchange contract     (614) million yen—Other income (deductions)

Commodity derivatives          (173) million yen—Cost of sales

Pension liability adjustments—Net periodic pension cost

Components of other comprehensive income (loss) for the three months ended September 30, 2014 are as follows:

	Yen (millions)
	Translation adjustments	Unrealized holding gains (losses) of available-for- sale securities	Unrealized holding gains (losses) of derivative instruments	Pension liability adjustments	Total
Arising during the period:
Pre-tax amount	104,653	6,228	(264)	215	110,832
Tax expense	—	(2,171)	26	44	(2,101)

Net-of-tax amount	104,653	4,057	(238)	259	108,731
Reclassification adjustment for (gains) losses included in net income:
Pre-tax amount	920	(42)	707	2,998	4,583
Tax expense	—	16	(163)	142	(5)

Net-of-tax amount	920	(26)	544	3,140	4,578

Other comprehensive income (loss), net of tax:	105,573	4,031	306	3,399	113,309
Other comprehensive income (loss) attributable to noncontrolling interests, net-of-tax amount	6,816	10	(156)	(9)	6,661

Net change in accumulated other comprehensive income (loss)	98,757	4,021	462	3,408	106,648

Pre-tax amount of reclassification adjustment for (gains) losses included in net income (loss) on the table above is included in the following in the consolidated statements of income.

Translation adjustments—Other income (deductions)

Unrealized holding gains (losses) of available-for-sale securities—Other income (deductions)

Unrealized holding gains (losses) of derivative instruments

Foreign exchange contract     (688) million yen—Other income (deductions)

Commodity derivatives            (19) million yen—Cost of sales

Pension liability adjustments—Net periodic pension cost

(9)	Supplementary Information

Included in other deductions for the six months and three months ended September 30, 2015 and 2014 are as follows:

	Yen (millions)
	Six months ended September 30
	2015	2014
Expenses associated with the implementation of the early retirement programs in the domestic and overseas subsidiaries	4,228	5,094
Write-down of investment securities	5	36
Foreign exchange losses	2,340	—

	Yen (millions)
	Three months ended September 30
	2015	2014
Expenses associated with the implementation of the early retirement programs in the domestic and overseas subsidiaries	4,036	1,310
Write-down of investment securities	3	34
Foreign exchange losses	4,917	—

Foreign exchange gains included in other income for the six and three months ended September 30, 2014 are 3,388 million yen and 3,573 million yen, respectively.

Net periodic benefit costs of the defined benefit pension plan for the six months ended September 30, 2015 and 2014 are a gain of 2,361 million yen and a loss of 14,082 million yen, respectively. Net periodic benefit costs of the defined benefit pension plan for the three months ended September 30, 2015 and 2014 are a loss of 3,140 million yen and a loss of 8,637 million yen, respectively.

The expense to prevent further accident included in other deductions for the six and three months ended September 30, 2014 are 17,177 million yen and 7,964 million yen, respectively.

Included in provision for income taxes for the six months ended September 30, 2015 was an income tax benefit (gain) associated with decreases in valuations allowance on deferred tax assets of 17,039 million yen in Panasonic Corporation on consolidation. This change in the judgement is a result of applying consolidated tax resolved on July 29, 2015 by Panasonic’s Board of Directors.

(10)	Fair Value

ASC 820, “Fair Value Measurements and Disclosures” defines fair value and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are as follows:

Level 1 —	Quoted prices (unadjusted) in active markets for identical assets.

Level 2 —	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 —	Unobservable inputs for the asset or liability.

Assets and liabilities measured at fair value on a recurring basis

The following table presents assets and liabilities that are measured at fair value on a recurring basis at September 30 and March 31, 2015:

	Yen (millions)
	September 30, 2015
	Level 1	Level 2	Level 3	Total
Assets:
Available-for-sale securities:
Equity securities	87,690	—	—	87,690
Corporate and government bonds	—	2,364	—	2,364
Other debt securities	—	2	—	2

Total available-for-sale securities	87,690	2,366	—	90,056

Derivatives:
Foreign exchange contracts	—	4,252	—	4,252
Cross currency swaps	—	245	—	245
Commodity futures	6,344	6,818	—	13,162

Total derivatives	6,344	11,315	—	17,659

Liabilities:
Derivatives:
Foreign exchange contracts	—	7,428	—	7,428
Cross currency swaps	—	8	—	8
Commodity futures	15,711	2,350	—	18,061

Total derivatives	15,711	9,786	—	25,497

	Yen (millions)
	March 31, 2015
	Level 1	Level 2	Level 3	Total
Assets:
Available-for-sale securities:
Equity securities	74,556	—	—	74,556
Corporate and government bonds	—	2,371	—	2,371
Other debt securities	—	2	—	2

Total available-for-sale securities	74,556	2,373	—	76,929

Derivatives:
Foreign exchange contracts	—	5,820	—	5,820
Cross currency swaps	—	141	—	141
Commodity futures	7,487	594	—	8,081

Total derivatives	7,487	6,555	—	14,042

Liabilities:
Derivatives:
Foreign exchange contracts	—	3,371	—	3,371
Cross currency swaps	—	629	—	629
Commodity futures	11,193	4,085	—	15,278

Total derivatives	11,193	8,085	—	19,278

The Company’s existing marketable equity securities and commodity futures are included in Level 1, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.

Level 2 available-for-sale securities include all debt securities, which are valued using inputs other than quoted prices that are observable. Level 2 derivatives including foreign exchange contracts and commodity futures are valued using quotes obtained from brokers, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and market prices for commodity futures.

Assets and liabilities measured at fair value on a nonrecurring basis

For the six months ended September 30, 2015 and 2014, there were no circumstances that required any significant assets and liabilities that are not measured at fair value on an ongoing basis to be measured and recognized at fair value.

The fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Available-for-sale securities

The carrying amount is equal to the fair value which is estimated based on quoted market prices. The fair value is also described in Note 3.

Long-term debt, including current portion

The fair value of long-term debt is estimated based on quoted market prices or the present value of future cash flows using appropriate current discount rates. The Company classified long-term debt in Level 2. The carrying amount and fair value at September 30, 2015 are 919,158 million yen and 931,527 million yen, respectively. The carrying amount and fair value at March 31, 2015 are 962,029 million yen and 974,671 million yen, respectively.

Derivative financial instruments

The fair value of derivative financial instruments is estimated based on unadjusted market prices or quotes obtained from brokers, which are periodically validated by pricing models using observable inactive market inputs.

Advances

The fair value of advances is estimated based on the present value of future cash flows using appropriate current discount rates. The Company classified advances in Level 2. The carrying amount approximates fair value.

Financial instruments other than those listed above (such as Cash and cash equivalents, Time deposits, Trade receivables, Short-term debt, Trade payables, Accrued expenses)

The carrying amount approximates fair value because of the short maturity of these instruments.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgments and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(11)	Commitments and Contingent Liabilities

The Company provides guarantees to third parties mainly on bank loans provided to associated companies and customers. The guarantees are made to enhance their credit. For each guarantee provided, the Company is required to perform under the guarantee if the guaranteed party defaults on a payment. Also, the Company sold certain trade receivables to independent third parties, some of which are with recourse. If the collectibility of those receivables with recourse becomes doubtful, the Company is obligated to assume the liabilities. At September 30, 2015, the maximum amount of undiscounted payments the Company would have to make in the event of default was 26,299 million yen. The carrying amount of the liabilities recognized for the Company’s obligations as a guarantor under those guarantees at September 30, 2015 was immaterial.

In connection with the sale and lease back of certain machinery and equipment, the Company guarantees a specific value of the leased assets. For each guarantee provided, the Company is required to perform under the guarantee if certain conditions are met during or at the end of the lease term. At September 30, 2015, the maximum amount of undiscounted payments the Company would have to make in the event that these conditions were met was 1,472 million yen. The carrying amount of the liabilities recognized for the Company’s obligations as guarantors under those guarantees at September 30, 2015 was immaterial.

The Company and certain subsidiaries are under the term of leasehold interest contracts for land of domestic factories and have obligations for restitution on their leaving. The asset retirement obligations cannot be reasonably estimated because the durations of use of the leased assets are not specified and there are no plans to undertake relocation in the future. Therefore, the Company did not recognize asset retirement obligations.

The Company and certain of its subsidiaries are subject to a number of legal proceedings including civil litigations related to trade, tax, products or intellectual properties, or governmental investigations. The Company has been dealing with the various litigations and investigations. Depending upon the outcome of these different proceedings, the Company and certain of its subsidiaries may be subject to an uncertain amount of fines, and accordingly the Company has accrued for certain probable and reasonable estimated amounts for the fines.

Since November 2007, the Company and MT Picture Display Co., Ltd. (MTPD), a subsidiary of the Company, have been subjected to investigations by government authorities, including the Japan Fair Trade Commission, the U.S. Department of Justice and the European Commission, in respect of alleged antitrust violations relating to cathode ray tubes (CRTs). For the year ended March 31, 2010, the Japan Fair Trade Commission (JFTC) issued a cease and desist order against MTPD and assessed a fine against its three subsidiaries in South East Asia, but each named company challenged the orders. In May 2015, JFTC made a decision to revoke a part of the orders and sustain the other, but MTPD and its subsidiaries appealed to the Tokyo High Court because they believe the decision is factually and legally erroneous. For the year ended March 31, 2013, the Company and MTPD received notification of a European Commission Decision in violation of EU competition law and appealed to the European General Court against the decision because the Company believes this decision is factually and legally erroneous as it applies to the Company and MTPD. In September 2015, the European General Court rendered the judgment to accept some of the arguments but reject the other arguments made by the Company and MTPD. The Company will appeal to the European Court of Justice. Since June 2012, the Company and Sanyo Electric Co., Ltd., a subsidiary of the Company, have been subjected to investigations by the European Commission, in respect of alleged antitrust violations relating to the rechargeable battery. Other than those above, there are a number of legal actions against the Company and certain subsidiaries. Management is of the opinion that damages, if any, resulting from these actions, will not have a material effect on the Company’s consolidated financial statements.

The ability to predict the outcome of these actions and proceedings is difficult to assess given that certain of the investigations and legal proceedings are still at an early stage, present novel legal theories, involve a large number of parties or taking place in jurisdictions outside of Japan where the laws are complex or unclear. Accordingly, the Company is unable to estimate the losses or range of losses for the actions and proceedings where there is only a reasonable possibility that a loss exceeding amounts already recognized may have been incurred.

(12)	Segment Information

In accordance with the provisions of ASC 280, “Segment Reporting,” the segments reported below are the components of the Company for which separate financial information is available that is evaluated regularly by the chief operating decision maker of the Company in deciding how to allocate resources and in assessing performance.

“Appliances” is comprised of development, manufacture and sales of consumer electronics (such as flat panel TVs, refrigerators, washing machines, personal-care products, microwave ovens, home audio equipment, video equipment, vacuum cleaners, rice cookers), air-conditioners (such as room air-conditioners, large-sized air-conditioners), cold chain (such as showcases), devices (such as compressors, fuel cells) and bicycle related products.

“Eco Solutions” is comprised of development, manufacture and sales of products such as lighting fixtures, lamps, wiring devices, solar photovoltaic systems, water-related products, interior furnishing materials, ventilation and air-conditioning equipment, air purifiers, and nursing-care-related products.

“AVC Networks” is comprised of development, manufacture and sales of products such as aircraft in-flight entertainment systems, PCs, projectors, digital cameras, mobile phones, surveillance cameras, fixed phones and faxes, and social infrastructure systems equipment.

“Automotive & Industrial Systems” is comprised of development, manufacture and sales of automotive products (such as car-use-multimedia-related equipment, electrical components), energy products (such as lithium-ion batteries, storage batteries, dry batteries), industrial devices (such as electronic components, electronic materials, automation controls, semiconductors, LCD panels, optical devices) and factory solutions (such as electronic-component-mounting machines, welding equipment, electric motors).

“Other” consists of PanaHome Corporation and others.

By Segment:

As of April 1 2015, motor businesses were transferred from Appliances to Automotive & Industrial Systems. In addition to this, sales departments of consumer products in Japan and China which were previously not allocated to any reportable segments were transferred to Appliances. Accordingly, segment information for the six months and three months ended September 30, 2014 has been reclassified to conform to the presentation at April 1, 2015.

Information by segment for the six months ended September 30, 2015 and 2014 is shown in the tables below:

	Yen (millions)
	Six months ended September 30
	2015	2014
Sales:
Appliances:
Customers	1,046,354	1,078,837
Intersegment	125,571	114,250

Total	1,171,925	1,193,087
Eco Solutions:
Customers	656,083	668,669
Intersegment	116,201	121,739

Total	772,284	790,408
AVC Networks:
Customers	508,798	470,399
Intersegment	61,952	61,247

Total	570,750	531,646
Automotive & Industrial Systems:
Customers	1,301,259	1,298,564
Intersegment	85,343	87,597

Total	1,386,602	1,386,161
Other:
Customers	275,870	273,609
Intersegment	4,346	24,293

Total	280,216	297,902
Eliminations and Adjustments:
Customers	(27,936)	(67,195)
Intersegment	(393,413)	(409,126)

Total	(421,349)	(476,321)

Consolidated total	3,760,428	3,722,883

	Yen (millions)
	Six months ended September 30
	2015	2014
Segment profit (loss):
Appliances	43,499	39,928
Eco Solutions	30,376	41,843
AVC Networks	31,938	3,942
Automotive & Industrial Systems	61,126	58,004
Other	995	1,943
Eliminations and Adjustments	32,516	31,319

Total segment profit	200,450	176,979

Interest income	10,951	6,230
Dividends received	1,390	1,236
Other income	9,613	17,625
Interest expense	(9,063)	(9,421)
Impairment losses of long-lived assets	(3,358)	(3,605)
Other deductions	(45,843)	(67,142)

Consolidated income before income taxes	164,140	121,902

The figures in “Eliminations and Adjustments” include revenues and expenses which are not attributable to any reportable segments for the purpose of evaluating operating results of each segment, consolidation adjustments, and eliminations of intersegment transactions.

Adjustments to segment sales to Customers for the six months ended September 30, 2015 and 2014 mainly include price differences between sales prices to external customers and the internal sales prices adopted for performance measurement purposes for the sales of consumer products through sales departments, and consolidation adjustments for sales price of 15,950 million yen and a deduction of 13,751 million yen, respectively. Adjustments also include the sales of certain associated companies under the equity method, amounting to a deduction of 47,689 million yen and a deduction of 49,555 million yen, respectively, included in segment sales solely for the purpose of assessing segment performance.

Adjustments to segment profit for the six months ended September 30, 2015 and 2014 mainly include 17,686 million yen and 24,276 million yen, respectively, of profit and (loss) of corporate headquarters and sales departments of consumer products which are not allocated to any reportable segments. The adjustments also include 14,830 million yen and 7,043 million yen of consolidation adjustments, respectively, mainly related to amortization of finite-lived intangible assets recognized upon business combinations and other differences in accounting standards.

Transfers between business segments are made at arms-length prices. There is no material concentration of sales to a single external major customer for the six months ended September 30, 2015 and 2014.

Information by segment for the three months ended September 30, 2015 and 2014 is shown in the tables below:

	Yen (millions)
	Three months ended September 30
	2015	2014
Sales:
Appliances:
Customers	512,176	522,874
Intersegment	60,758	53,346

Total	572,934	576,220
Eco Solutions:
Customers	343,910	344,314
Intersegment	58,164	61,654

Total	402,074	405,968
AVC Networks:
Customers	266,146	243,146
Intersegment	33,453	30,809

Total	299,599	273,955
Automotive & Industrial Systems:
Customers	646,234	659,016
Intersegment	43,721	44,414

Total	689,955	703,430
Other:
Customers	154,775	143,658
Intersegment	2,294	11,068

Total	157,069	154,726
Eliminations and Adjustments:
Customers	(20,656)	(42,405)
Intersegment	(198,390)	(201,291)

Total	(219,046)	(243,696)

Consolidated total	1,902,585	1,870,603

	Yen (millions)
	Three months ended September 30
	2015	2014
Segment profit (loss):
Appliances	19,727	8,955
Eco Solutions	21,164	25,633
AVC Networks	26,837	7,002
Automotive & Industrial Systems	32,636	36,925
Other	6,225	3,980
Eliminations and Adjustments	17,303	12,198

Total segment profit	123,892	94,693

Interest income	5,021	3,071
Dividends received	332	228
Other income	2,488	11,376
Interest expense	(4,407)	(4,616)
Impairment losses of long-lived assets	(2,338)	(2,721)
Other deductions	(33,523)	(35,240)

Consolidated income before income taxes	91,465	66,791

The figures in “Eliminations and Adjustments” include revenues and expenses which are not attributable to any reportable segments for the purpose of evaluating operating results of each segment, consolidation adjustments, and eliminations of intersegment transactions.

Adjustments to segment sales to Customers for the three months ended September 30, 2015 and 2014 mainly include price differences between sales prices to external customers and the internal sales prices adopted for performance measurement purposes for the sales of consumer products through sales departments, and consolidation adjustments for sales price of 1,873 million yen and a deduction of 13,204 million yen, respectively. Adjustments also include the sales of certain associated companies under the equity method, amounting to a deduction of 23,995 million yen and a deduction of 24,489 million yen, respectively, included in segment sales solely for the purpose of assessing segment performance.

Adjustments to segment profit for the three months ended September 30, 2015 and 2014 mainly include 9,245 million yen and 8,305 million yen, respectively, of profit and (loss) of corporate headquarters and sales departments of consumer products which are not allocated to any reportable segments. The adjustments also include 8,058 million yen and 3,893 million yen of consolidation adjustments, respectively, mainly related to amortization of finite-lived intangible assets recognized upon business combinations and other differences in accounting standards.

Transfers between business segments are made at arms-length prices. There is no material concentration of sales to a single external major customer for the three months ended September 30, 2015 and 2014.

By Geographical Area:

Sales attributed to countries based upon the customer’s location for the six months ended September 30, 2015 and 2014 are as follows:

	Yen (millions)
	Six months ended September 30
	2015	2014
Sales:
Japan	1,708,896	1,749,938
North and South America	621,382	561,246
Europe	347,483	343,864
Asia and Others	1,082,667	1,067,835

Consolidated total	3,760,428	3,722,883

United States included in North and South America	554,747	483,560
China included in Asia and Others	535,353	536,920

Sales attributed to countries based upon the customer’s location for the three months ended September 30, 2015 and 2014 are as follows:

	Yen (millions)
	Three months ended September 30
	2015	2014
Sales:
Japan	883,762	892,521
North and South America	313,904	278,984
Europe	177,810	164,139
Asia and Others	527,109	534,959

Consolidated total	1,902,585	1,870,603

United States included in North and South America	281,257	241,386
China included in Asia and Others	270,862	273,553

Major countries or regions in each location are as follows:

North and South America; North America and Latin America

Europe; Europe and Africa

Asia and Others; Asia, China and Oceania

There are no individually material countries of which should be separately disclosed in North and South America, Europe, and Asia and Others, except for the United States of America and China on sales.

(13)	Cash Dividends

On April 28, 2015, the board of directors approved a year-end dividend of 10.0 yen per share, totaling 23,113 million yen on outstanding common stock as of March 31, 2015. The dividends, which became effective on June 4, 2015, were sourced out of retained earnings.

On October 29, 2015, the board of directors approved an interim dividend of 10.0 yen per share, totaling 23,209 million yen on outstanding common stock as of September 30, 2015. The dividends, which will become effective on December 1, 2015, were sourced out of retained earnings.

(14)	Acquisition

On August 7, 2015, the Company acquired all equity interest of ITC Global Inc. (USA) and ITC Global Netherlands Cooperatief U.A. (hereinafter, collectively including their subsidiaries, referred to as “ITC Global”) and accordingly, had a controlling interest of ITC Global from the acquisition date.

ITC Global is in the business of providing satellite communication services for the ocean energy industry. As a result of this acquisition, the Company expands its satellite communication services in addition to inflight system and enhances its competitiveness by expanding the scale of the business operations. The market of satellite communication services for the ocean energy industry has a sizable demand with the potential for long-term growth and high profitability, as its customers emphasize quality rather than price. Satellite communication services for the ocean energy industry also highly complements the existing inflight system business as satellite communication services for the ocean energy industry has huge demand in developing countries where satellite communication services for inflight system has fewer demand. Furthermore, the Company is expected to absorb the ITC Global’s highly-reliable technology and business know-how’s of satellite communication services and enjoy synergy as ITC Global uses the same satellite band frequency and transmission method as the Company’s satellite communication services for inflight system.

The fair value of the provisional consideration paid (cash) for the controlling interests of ITC Global as of the acquisition date is 31,300 million yen. Acquisition-related cost was not material for the six and three months ended September 30, 2015.

Assets acquired and liabilities assumed are provisionally reflected in the Company’s consolidated balance sheets as of the acquisition date (the Company is currently evaluating the fair values of assets acquired and liabilities assumed at the acquisition date, and therefore the below amounts are subject to change) as follows:

Yen (millions)
Cash and cash equivalents	539
Goodwill	21,656
Intangible assets	11,052
Other assets	5,271

Total assets acquired	38,518
Total liabilities assumed	7,218

Total net assets acquired	31,300

Intangible assets of 7,148 million yen are subject to amortization, which include customer relationship of 4,877 million yen with a 9-year weighted-average useful life. Intangible assets of 3,904 million yen are not subject to amortization, all of which relates to trademark.

The total amount of goodwill is included in “AVC Networks” segment, and is not deductible for tax purpose.

Net sales and income before income taxes of ITC Global that are included in the consolidated statements of operations for the six and three months ended September 30, 2015 are not material.

Pro forma information has been omitted as the amounts are not material.

Corporate Governance Report

Last updated on November 10, 2015

Panasonic Corporation

President: Kazuhiro Tsuga

Contact: 06-6908-1121

TSE Securities Code: 6752

http://www.panasonic.com/global/

The corporate governance of Panasonic Corporation (the “Company”) is described below.

I.	Basic Policy on Corporate Governance, Capital Structure, Corporate Profile and Other Basic Information

1.	Basic Policy [updated]

The Company, since its establishment, has operated its business under its business philosophy, “contributing to the progress and development of society and the well-being of people worldwide through its business activities”. Also, the Company believes it is important to increase corporate value by fulfilling accountability through dialogue with various stakeholders such as shareholders and customers, making effort to execute transparent business activities, and swiftly conducting business activities with fairness and honesty based on its basic philosophy of “a company is a public entity of society”.

The Company recognizes that corporate governance is the important basic structure for the aforementioned purpose, and endeavors to establish and strengthen the effective corporate governance structure based on the Audit & Supervisory Board System composed of the Board of Directors and Audit & Supervisory Board Member (A&SB Member) / Audit & Supervisory Board (A&SB).

[Reasons for not complying each principle of the Corporate Governance Code] [updated]

The Company complies all of the principles set forth in the Corporate Governance Code.

[Disclosure based on each principle set forth in the Corporate Governance Code] [updated]

[Principle 1.3 Basic Strategy for Capital Policy]

The Company will work to sustainably increase its corporate value, balancing “financial stability” with “capital efficiency” and strengthening each of them. In terms of the “financial stability”, the Company is working to maintain and buildup a positive net cash position to establish a robust financial position in order to bear business operation risks entailed in active investments. Also, the Company is working to drive aggressively to generate cash and streamline assets to increase shareholders’ equity ratio. In terms of the “capital efficiency,” the Company aims to continuously generate returns that exceed the return expected by the capital market. To achieve the above objective, the Company utilizes CCM* as one of the management control index and conducts management concerning capital costs, deploying the index across the divisional companies and utilizing it in investment decision makings.

From the perspective of return on the capital investment made by shareholders, the Company, in principle, distributes profits to shareholders based on its business performance and is aiming for stable and continuous growth in dividends, targeting a dividend payout ratio of between 30% and 40% with respect to consolidated net income attributable to Panasonic Corporation.

* CCM: The acronym for Capital Cost Management. The management control index established by Panasonic, which incorporates capital efficiency. CCM is derived by deducting capital costs from the earnings generated by businesses. If the earnings generated by a business exceed the capital cost, that business will have fulfilled its minimum earnings requirement expected by the capital market. Capital cost is calculated by multiplying invested capital by business division’s CCM rate (rate of return expected by investors).

[Principle 1.4 Strategic Shareholdings (So-called “Cross-Shareholdings” in the Corporate Governance Code)]

Other than holding shares of affiliated companies, the Company acquires and holds shares or interests of other companies, limiting to those of strategic partners to which the Company has a close business relation. The Company also judges whether the holding is necessary to increase its mid- to long-term corporate value, considering comprehensively its business strategies and business relation with such partners, among other factors.

For the shares other than affiliated companies, the Company determines that the holding of the shares be limited to a minimum necessary, and periodically judges the validity of the acquisition or holding of the shares in light of the significance and cost and benefit of them. The Company considers selling the shares if it determines that the holding cannot be justified.

In exercising voting rights of the shares that the Company holds, the Company decides and exercises each agenda, considering in a comprehensive manner, whether the Company can expect, among other things, the increases of the mid- to long-term corporate value of the Company and the investee company.

The Company does not make positive decision on the agenda which might damage the shareholders’ value.

[Principle 1.7 Related Party Transactions]

The “Rules for Board of Directors Meeting” and “Standards for the Discussions at Board of Directors Meetings” require that conflict of interest transactions between the Company and any of its Directors be approved by the Board of Directors. The regulations of the Company also require the Board approval for conflict of interest transactions between the Company and any individual who, having been elected by a board resolution, accepts a position in charge of executing the business of the Company or a Group Company (“Executive Officers”; however, this does not include those serving concurrently as Directors). All important facts regarding such transactions are brought before the Board, and the Board then resolves on these transactions taking into due consideration the opinions of the independent Outside Directors, for whom there is no risk of any conflict of interest.

[Principle 3.1 Full Disclosure]

(1)	Company objectives (e.g., business philosophy), business strategies and business plans

The Company conducts business activities aiming to contribute to the progress and development of society and the well-being of people worldwide under the business philosophy “Recognizing our responsibilities as industrialists, we will devote ourselves to the progress and development of society and the well-being of people through our business activities, thereby enhancing the quality of life throughout the world”, formulated by Konosuke Matsushita, the founder. To implement this business philosophy, the Company established “Panasonic Code of Conduct” to share its vision of Panasonic brand and basic stance toward social requirement of corporate social responsibility, among all directors, executive officers and employees of the Company and its group companies, globally. Please refer to the following official corporate website for “Panasonic Code of Conduct”

http://www.panasonic.com/global/corporate/management/code-of-conduct/list.html

Currently, the Company aims to spread “a better life” for customers to all the spaces. The Company pursues “A Better Life, A Better World” for each individual customer to offers total solutions not only for hardware but also for software and services in the variety of spaces such as home, office, store, automobile, airplane and town where our customers go about their lives. To realize the vision, the Company aims to create new values which have not existed before by “Cross-Value Innovation” which results by combining the strength that it has fostered as a consumer electronics manufacture with the strength of its business partners who have thoroughly understood each of the spaces.

Please refer to the following official corporate website for its management plan and business policy based on the philosophy.

http://www.panasonic.com/global/corporate/ir/vision.html

(2)	Basic view and policy on corporate governance

The Company has worked on the corporate governance under its basic philosophy “a company is a public entity of society”, and established the corporate governance system based on the Board of Directors and A&SB Members / A&SB. The Board is responsible for deciding important operational matters for the whole Panasonic Group and monitoring the execution of business by Directors. A&SB Members / A&SB are independent from the Board and responsible for auditing the performance of duties by Directors.

The Company conducts the following activities to enhance effectiveness of its corporate governance.

1. Secures the rights and equal treatment of shareholders

2. Endeavors to appropriately cooperate with stakeholders such as employees, customers, business partners and local societies with the recognition that its sustainable growth is brought about as a result of the contributions made by such stakeholders.

3. Appropriately discloses corporate information and ensure transparency of the management.

4. Given its fiduciary responsibility and accountability to shareholders, the Board of Directors set the broad direction of corporate strategy, establish an environment where appropriate risk-taking is supported and carry out effective oversight of Directors and management from an independent and objective standpoint.

5. Engages in constructive dialogue with shareholders in order to contribute to the sustainable growth and the increase of corporate value over the mid- to long-term.

(3)	Board policies and procedures in determining the compensation of the senior management and Directors

i)	Policy

The Company’s compensations system for Directors and Executive Officers comprises the “basic compensation” which is a fixed compensation, “performance based compensation” which is a short-term incentive and “stock-type compensation stock options” which is a long-term incentive based on the responsibilities of each of Directors and Executive Officers.

“Performance based compensation” is determined based on the single-year performance evaluation, using indicators, such as net sales, operating profit, free cash flow and CCM, of the Company as a whole and a specific business, of which a Director or an Executive Officer is in charge. “Performance based compensation” is designed in a way that the range of the variation is large enough to provide sound motivation to increase business performance.

“Stock-type compensation stock option” is allocated to share the same profit awareness with its shareholders and to engage in effort to boost corporate value from a long-term perspective. “Stock-type compensation stock option” is designed in a way that a Director or an Executive Officer in higher position receives higher portion of the stock option relative to the total compensation.

ii)	Procedure

Compensations of Directors and Executive Officers are decided by Representative Directors, given the authority by the Board, based on the Company’s Director and Executive Officer Compensation System. In November 2015, the Company has established an optional Nomination and Compensation Advisory Committee that includes at least one (1) independent Outside Director. In response to inquiries from the Board, this committee is to deliberate and to report on the appropriateness of the Company’s Director and Executive Officer Compensation System.

(4)	Policies and procedures in the appointment of the senior management and the nomination of Director and A&SB Member candidates

i)	Policy

Regarding Directors, in light of the broad and various natures of its businesses, the Company appoints, in a well-balanced manner, those who have broad knowledge, experience and qualification.

Regarding Outside Directors, the Company appoints, among from such as management or experts of external entities, those who have knowledge and extensive expertise, that is difficult to be brought if it is relying only on Inside Directors. The Company, also, considering importance of independency of an appointee, appoints Outside Directors, from the perspective that there is no conflict of interest between the Company and the appointee, and based on objective and neutral standpoint, the appointee can increase and enhance the effectiveness of the oversight of the Board. Please refer to Principle 4.9 Independence Standards and Qualification for Independent Outside Directors with regard to the qualification for the Company’s Outside Directors / Outside A&SB Members.

Regarding A&SB Members, the Company appoints those who have knowledge, experience and qualification for exercising their responsibilities and duties. Also the Company appoints at least one (1) A&SB Member who has substantial finance and accounting knowledge.

Regarding Outside A&SB Members, the Company appoints those, from such as management of external entities, lawyer and certified public accountant, who have knowledge and extensive expertise, that is difficult to be brought if it is relying only on Inside A&SB Members. The Company, also, considering importance of independency of an appointee, appoints Outside A&SB Members, from the perspective that there is no conflict of interest between the Company and the appointee, and based on objective and neutral standpoint, the appointee may increase and enhance the effectiveness of the auditing by A&SB Members on the execution of business by Directors. Please refer to Principle 4.9 Independence Standards and Qualification for Independent Outside Directors with regard to the qualification for the Company’s Outside Directors / Outside A&SB Members.

Regarding Executive Officers, the Company appoints, a person who has knowledge, experience and qualification necessary in conducting, swiftly and appropriately, management strategies resolved by the Board, from among those serving key roles in the Company’s group operation, such as a senior management of a Divisional Company, a senior officer responsible for certain foreign region or an officer responsible for certain corporate function.

ii)	Procedure

Director and Executive Officer candidates are deliberated upon by the Chairman, the President, and the Director in charge of human resources before being decided by the Board of Directors. A&SB Member candidates are deliberated upon by the Chairman, the President, and the Director in charge of human resources and consented to by the A&SB before being decided by the Board.

In November 2015, the Company has established an optional Nomination and Compensation Advisory Committee that includes at least one (1) independent Outside Director. In response to inquiries from the Board, this committee is to deliberate and to report to the Board on the results of internal considerations of Director, Executive Officer and A&SB Member candidates.

(5)	Explanations with respect to the individual appointments and nominations

Work records of Directors and A&SB Members are stated in the reference materials for the general meeting of shareholders. The Company plans to further enhance the explanation of them at the future appointment and nomination. The reasons of appointment for Outside Directors and Outside A&SB Members are stated in the reference materials for the general meeting of shareholders. Please also refer to Reason of Appointment of Relationship with the Company (2) of II.1 [Directors] and [Audit & Supervisory Board Members (A&SB Members)/Audit & Supervisory Board (A&SB)]

[Supplementary Principle 4.1.1 The Scope of Matters Delegated to Management by the Board of Directors]

In order to perform both swift, strategic decision-making and sound, appropriate monitoring, the Board of Directors, as the decision-making body for Group-wide matters, focuses on corporate strategy decisions and Divisional Company oversight, and delegates other decisions to the Management.

Therefore, the Board, based on the Company’s internal regulations (such as “Rules for Board of Directors Meeting,” “Standards for the Discussions at Board of Directors Meetings,” and “Rules of Approval for Decision-making in Important Matters”), performs its decision-makings for important business operations, such as (a) matters that the Board is required to resolve under law, ordinance, or the articles of incorporation, (b) important matters concerning management, (c) the acquisition and disposition of assets, including shares or credits, over a certain amount or the execution, revision, and termination of agreements, as prescribed by item type.

[Principle 4.8 Effective Use of Independent Outside Directors]

The Company currently elects three (3) Outside Directors. All of Outside Directors are notified as “independent directors / audit & supervisory board members” required by financial instruments exchange such as Tokyo stock exchange. Please refer to 4. i) Policy of Principle 3.1 Full Disclosure for the qualification of independent Outside Directors which the Company requires. Also, one (1) independent Outside Director serves as a member of Nomination and Compensation Advisory Committee. The Company is to establish a committee where Outside Directors and Outside A&SB Members exchange information and share recognitions in light of contribution to discussions at the Board.

[Principle 4.9 Independence Standards and Qualification for Independent Outside Directors]

The outline of the independence standards for independent Directors / Audit & Supervisory Board Members (A&SB Members) that the Company established based on the independence standard required by financial instruments exchange such as Tokyo stock exchange.

The following persons are not eligible.

(1)	A person executing the operations of a parent company or a subsidiary of the parent company of the Company. (Including those who corresponds to the person recently or previously, hereinafter, “executing person”)

(2)	A person or an executing person of such person who has a major business relationship with the Company, or a person or an executing person of such person with whom the Company has a major business relationship.

(3)	A consultant, accounting expert, or legal expert who receives a significant amount of money or other property from the Company other than compensation as a Director / A&SB Member. If the person who receives such property is an organization such as a legal entity or association, those who belongs or belonged to the organization corresponds to the relevant person.

(4)	A principal shareholder of the Company (If a principal shareholder is a legal entity, An executing person of such legal entity)

(5)	A close relative listed in items numbered (1) to (4) above (A second-degree or closer relative applies. The same applies, hereinafter) or a close relative of an executing person of the Company or subsidiary of the Company (If an Outside A&SB Member is appointed to as an independent Directors / A&SB Member, the person who is or who was an non-executing director / accounting advisor is included in the executing person).

Notes)

i)	In the items numbered (1), (2), (4) and (5) above, an “executing person” corresponds to any of the following.

•	A Director who is an executive director, an executive officer (shikkouyaku) or other officer who executes business of a legal entity, etc / A&SB Member.

•	An employee who executes business, a person responsible of serving duties of an employee who executes business of a legal entity in the case that the legal entity is an employee executing business, or other such equivalent person.

•	An employee

Also, the wording “recently” shall be assumed to be the point of time when the item of the agenda of the shareholders’ meeting appointing the person as a Director or an A&SB Member are decided, and the wording “previously” shall be assumed to be “within the last three years”.

ii)	In the item (2) above, “major” shall be applied to the case in which the amount of the transaction between the Company and a person whom the Company has a business relationship, exceeds 2% of either of their annual consolidated sales.

iii)	In the item (3) above, “significant” shall be applied to the case in which the person (individual) or the organization such as a legal entity or association to which a service provider belongs, in providing a service to the Company, corresponds to any of the followings. A person “belongs or belonged” includes not only a partner, but also an associate as it is so called.

•	A person oneself who provides a service: Receives compensation of more than or equal to 12 million yen per year from the Company.

•	An organization to which a service provider belongs: The amount of the transaction between the Company and the organization exceeds 2% of either of their annual consolidated sales.

“A person who belonged to an organization” shall be assumed to be identified based on whether the person belonged to the organization within the last three years.

iv)	In the item (4) above, “a principal shareholder” shall mean a shareholder holding 10% or more of the voting rights of the Company.

v)	In the item (5) above, “A person who was a non-executive director / an accounting advisor” shall be assumed to be identified based on whether the person was in the position in the last three years.

Please refer to [Principle 3.1 Full Disclosure] 4. i) Policy with regards to Qualification for independent Outside Directors

[Supplementary Principle 4.11.1 Disclosure of View on Diversity and Size of the Board of Directors]

The Board of Directors seeks to ensure the diversity of the knowledge, experience, and qualification of the Board as a whole and to maintain the ideal number of Directors for the Board to efficiently and effectively fulfill its functions.

Additionally, at least one person who has an appropriate knowledge in finance and accounting is elected as an A&SB Member.

[Supplementary Principle 4.11.2 Restrictions on Concurrent Positions of Directors and Audit & Supervisory Board Members (A&SB Members); Disclosure of Status Thereof]

To the extent that it does not hinder their roles or duties within the Company, Directors (excluding Outside Directors), A&SB Members (excluding Outside A&SB Members), and Executive Officers may take positions as directors or audit & supervisory board members of other business companies or as representative officers of government agencies, institutions or bodies of national organizations, or the like with the prior approval of the President and the Director in charge of human resources pursuant to the “Rules of Approval for Decision-making in Important Matters.” Important concurrent positions held by Directors (including Outside Directors) and A&SB Members (including Outside A&SB Members) are stated in the convocation notice of the ordinary general meeting of shareholders each year and published on the Company’s official website. The reference materials for the general meeting of shareholders also state any important concurrent positions, including those in other listed companies, held by each Director and A&SB Member.

[Supplementary Principle 4.11.3 Analysis and Evaluation of the Board of Directors Effectiveness]

The Board of Directors does not conduct any evaluation of its own effectiveness as of the filing date hereof; however, the Board will conduct a survey of all Board members regarding the composition, operation, and other such matters of the Board by the end of December 2015 and share the results and evaluation obtained therefrom through a report at the Board held in February or March 2016. For fiscal year 2016, in addition to that survey, the Board will continue to consider providing the Board attendees with opportunities to state their views and exchange opinions about the Board.

The Board of Directors also plans to deliver reports as appropriate on the progress of important projects resolved upon by the Board in the past, and the first such report is to be delivered at the Board meeting held in November or December 2015.

[Supplementary Principle 4.14.2 Disclosure of its Training Policy for Directors and A&SB Members]

At the assignment of new Directors and A&SB Members, the Company is to provide them with opportunities to deepen their understanding of the expected roles and responsibilities and to acquire necessary knowledge for performing such roles and responsibilities. Also, during the course of their assignment, the Company appropriately provides them with opportunities to acquire necessary knowledge such as those gained by attending seminars about management and compliance, among other matters, conducted by external experts.

At the assignment of newly appointed Outside Directors and Outside A&SB Members, the Company is to provide and arrange visits to major operating sites and plants to deepen the understanding about management strategy and business of the Company. Also, the Company appropriately provides them with information, explaining materials of agendas, and situation of management and businesses prior to the attendances to the Board meeting held monthly.

[Principle 5.1 Policy for Constructive Dialogue with Shareholders]

(1)	Basic Policy

Under its basic philosophy, “a company is a public entity of society” the Company has been committed to highly transparent business activities and endeavored to be accountable to its stakeholders. The Company’s basic policy concerning information disclosure is set forth in the “Panasonic Code of Conduct,” which prescribes specific items to be complied with in order to put the Group’s business philosophy into practice, and is published on the Company’s official website and elsewhere. The Company’s basic policy for disclosure is to provide the Company’s fair and accurate financial information and corporate information, including business policies, business activities and corporate social responsibility (CSR) activities, in a timely, appropriate and easily understandable manner. The Company actively makes constructive dialogue with shareholders and investors under the policy.

(2)	Structure pursuing constructive dialogue

i)	Dialogue between management and shareholders

Director in charge of Accounting and Finance, and Director in charge of Planning are responsible for Investor Relations (IR) activities. The President of the Company, Director in charge of Accounting and Finance, Director in charge of Planning, and each President of Divisional Companies mainly engage in dialogue with shareholders and investors.

ii)	IR Department

Corporate Planning Department is in charge of planning and making policy of overall IR activities, and Disclosure & Investor Relations Office is in charge of day-to-day communication with shareholders and investors.

iii)	Collaboration with related department

Dialogue with shareholders and investors are mainly engaged by Corporate Planning Department and Disclosure & Investor Relations Office. They collaborate with Financial & Accounting Department, Public Relations Department, and Divisional Companies’ Accounting Department, Planning Department and Public Relations Department (hereinafter, collectively, the “IR related Department”) in order to collect and unify internal information across Panasonic Group.

vi)	Structure for disclosure

The Company established a structure in which matters required to be disclosed under relevant laws and ordinances in Japan and overseas or the rules of financial instruments exchanges or any other regulations shall be immediately reported to the “Disclosure & Investor Relations Office” or the “Financial & Accounting Department” and disclosed timely and accurately.

Moreover, the Company has established disclosure control procedures in order to implement fair, accurate and timely disclosure of information, such as corporate information about Panasonic Group. In the process of preparation and confirmation of reports such as annual securities reports, quarterly reports and annual reports, the Disclosure Committee, which is comprised of general managers of the Company’s principal departments that handle relevant information, confirms the validity of the content of the descriptions and the appropriateness of the procedures concerning the disclosure under the supervision of the President and the Director in charge of Accounting and Finance.

(3)	IR activities aside from individual meetings

i)	Institutional Investors and Security Analysts

The Company conducts presentation meetings of quarterly financial results announcements, annual presentation regarding business policy of the Company and Divisional Companies, as well as tours to individual business sites including a visit to exhibition of products for customers. Also, for overseas investors, the Company holds presentation meetings utilizing conference hosted by financial institutions.

ii)	Individual Investors

The Company, for timely disclosure to individual investors, actively discloses its management information through the Company’s official website and external media with which it cooperates. The Company also conducts presentation meetings for individual investors.

(4)	Relaying shareholders views to the management

The views and concerns for management issues obtained from shareholders and investors through IR activities are appropriately relayed to senior managements in internal meetings such as the Group Strategy Meeting. These views and concerns are also shared to relevant departments such as Divisional Companies through IR related Department, and are utilized to improve quality of management as appropriate.

(5)	Controlling insider information

The Company sets forth in the Panasonic Code of Conduct that employees never engage in insider trading, abiding relevant laws and ordinances in Japan and overseas. Also the Company establishes the internal rule to prevent insider trading for all directors, executives, and employees of Panasonic Group including those of IR related Departments.

Also, managements those including the President and person in the IR related Departments are fully aware of the significance of handling insider information, and promote to engage fair dialogue to avoid conducting a selective disclosure*.

In concrete terms, the Company sets “silent period” from 15 business days prior to the financial announcement until the day of the announcement. The Company refrains from having dialogues about financial results, and does not conduct a preview interview prior to the financial announcements, even if it is outside the “silent period”.

*	To individually provide the material nonpublic information to specific business partners, investors, security analysts or media, regardless of intention.

2.	Capital Structure

Percentage of Shares Held by Foreign Investors	Not less than 30%

[Status of Major Shareholders]

Name / Company Name	Number of Shares Owned	Percentage (%)
Japan Trustee Services Bank, Ltd. (trust account)	140,734,900	5.73
The Master Trust Bank of Japan, Ltd. (trust account)	118,120,200	4.81
State Street Bank and Trust Co.	83,213,060	3.39
Nippon Life Insurance Company	69,056,014	2.81
Panasonic Corporation Employee Shareholding Association	44,815,949	1.82
Sumitomo Life Insurance Co.	37,408,000	1.52
The Bank of New York Mellon SA/NV 10	32,794,011	1.33
Matsushita Real Estate Co., Ltd.	29,121,528	1.18
State Street Bank West Client—Treaty 505234	28,911,715	1.17
Sumitomo Mitsui Banking Corporation	28,512,992	1.16

Controlling Shareholder (except for Parent Company)	N/A
Parent Company	None

Supplementary Explanation [updated]

Status of Major Shareholders is as of March 31, 2015.

The number of shares held by Japan Trustee Services Bank, Ltd. (trust account) reflects the shares entrusted by Sumitomo Mitsui Trust Holdings, Inc. and other corporations, which have been originally entrusted in their trust services.

The number of shares held by The Master Trust Bank of Japan, Ltd. (trust account) reflects the shares entrusted by Mitsubishi UFJ Trust and Banking Corporation and other corporations, which have been originally entrusted in their trust services.

3.	Corporate Attributes

Listed Stock Market and Market Section	Tokyo Stock Exchange and Nagoya Stock Exchange / First Section

Fiscal Year-End	March

Type of Business	Electric Equipment

Number of Employees (consolidated) as of the End of the Previous Fiscal Year	Not less than 1,000

Sales (consolidated) as of the End of the Previous Fiscal Year	Not less than 1 trillion yen

Number of Consolidated Subsidiaries as of the End of the Previous Fiscal Year	Not less than 300

4.	Policy on Measures to Protect Minority Shareholders in Conducting Transactions with Controlling Shareholder

N/A

5.	Other Special Circumstances which may have Material Impact on Corporate Governance

While the Company owns listed consolidated subsidiaries, it respects each subsidiary’s autonomous management.

II.	Business Management Organization and Other Corporate Governance Systems regarding Decision-making, Execution of Business, and Oversight in Management

1.	Organizational Composition and Operation

Organization Form	Company with Audit & Supervisory Board Members

[Directors]

Maximum Number of Directors Stipulated in Articles of Incorporation	Maximum number not stipulated

Term of Office Stipulated in Articles of Incorporation	1 year

Chairperson of the Board	Chairman

Number of Directors	17

Appointment of Outside Directors	Appointed

Number of Outside Directors	3

Number of Independent Directors	3

Outside Directors’ Relationship with the Company (1)

	Attribute	Relationship with the Company *
Name		a	b	c	d	e	f	g	h	i	j	k

Yoshinobu Tsutsui	From another company								¡

Masayuki Oku	From another company								¡

Hiroko Ota	Academic								Δ

*	Categories for “Relationship with the Company”

*	“¡” when the director presently falls or has recently fallen under the category;

“Δ” when the director fell under the category in the past

*	“●” when a close relative of the director presently falls or has recently fallen under the category;

“▲” when a close relative of the director fell under the category in the past

a.	Executing person of the Company or its subsidiaries

b.	Non-executive director or executing person of a parent company of the Company

c.	Executing person of a subsidiary of the parent company of the Company

d.	A party whose major client or supplier is the Company or an executing person thereof

e.	Major client or supplier of the Company or an executing person thereof

f.	Consultant, accountant or legal expert who receives a significant amount of money or other property from the Company other than compensation as a director/audit & supervisory board member

g.	Principal shareholder of the Company (or an executing person of the said major shareholder if the shareholder is a legal entity)

h.	Executing person of a client or supplier company of the Company (which does not correspond to any of d, e, or f) (the director himself/herself only)

i.	Executing person of a company, between which and the Company outside directors/audit & supervisory board members are mutually appointed (the director himself/herself only)

j.	Executing person of a company or organization that receives a donation from the Company (the director himself/herself only)

k.	Others

Outside Directors’ Relationship with the Company (2)

Name	Designation as Independent Director	Supplementary Explanation of the Relationship	Reasons of Appointment
Yoshinobu Tsutsui	¡	Mr. Yoshinobu Tsutsui is an Outside Director designated as an independent director. Mr. Tsutsui has served at Nippon Life Insurance Company, with which the Company has transactions based on insurance policies for its employees and others as part of the Company’s welfare program.

(Reason for Appointment as an Outside Director)

His extensive managerial experience and his deep insight can be brought to the management of the Company.

(Reason for Appointment as an Independent Director)

Mr. Yoshinobu Tsutsui does not have any conflict of interests in light of relationships between the Company and Mr. Tsutsui, other entities or organizations to which he belongs, and may enhance and strengthen the effectiveness of the monitoring performed by the Board of Directors on the execution of business by Directors from an objective and neutral standpoint.

Name	Designation as Independent Director	Supplementary Explanation of the Relationship	Reasons of Appointment

Masayuki Oku	¡	Mr. Masayuki Oku is an Outside Director designated as an independent director. Mr. Oku has served at Sumitomo Mitsui Financial Group and Sumitomo Mitsui Banking Corporation. The Company has ordinary banking transactions including management and procurement of funds and foreign exchange contracts in 2013 with Sumitomo Mitsui Banking Corporation.

(Reason for Appointment as an Outside Director)

His extensive managerial experience and his deep insight can be brought to the management of the Company.

(Reason for Appointment as an Independent Director)

Mr. Masayuki Oku does not have any conflict of interests in light of relationships between the Company and Mr. Oku, other entities or organizations to which he belongs and may enhance and strengthen the effectiveness of the monitoring performed by the Board of Directors on the execution of business by Directors from an objective and neutral standpoint.

Hiroko Ota	¡	Ms. Hiroko Ota is an Outside Director designated as an independent director. The Company had made a consulting contract with Ms. Ota. However, the Company already had terminated the contract before assuming her as the Outside Director. Also, the amount of compensation for the contract was small.

(Reason for Appointment as an Outside Director)

Her extensive experience in economics and finance, and her deep insight can be brought to the management of the Company.

(Reason for Appointment as an Independent Director)

Ms. Hiroko Ota does not have any conflict of interests in light of relationships between the Company and Ms. Ota, and or other entities or organizations to which she belongs, may enhance and strengthen the effectiveness of the monitoring performed by the Board of Directors on the execution of business by Directors from an objective and neutral standpoint.

Voluntary Establishment of Committee(s) Corresponding to Nomination Committee or Compensation Committee [updated]	Established

Committee’s Name, Composition, and Attributes of Chairperson [updated]

	Committee Corresponding to Nomination Committee	Committee Corresponding to Compensation Committee
Committee’s Name	Nomination and Compensation Advisory Committee	Same as on the Left
All Committee Members	3	3
Full-time Members	—	—
Inside Directors	2	2
Outside Directors	1	1
Outside Experts	—	—
Other	—	—
Chairperson	Outside Director	Outside Director

Supplementary Explanation [updated]

In November 2015, the Company has established an optional “Nomination and Compensation Advisory Committee” that includes at least one (1) independent Outside Director. In response to inquiries from the Board of Directors, this committee is to deliberate and report to the Board, on the results of its deliberation regarding the Company’s internal considerations about Directors, Executive Officer, and A&SB Member candidates and the appropriateness of the Company’s Director and Executive Officer Compensation System.

[Audit & Supervisory Board Members (A&SB Members) / Audit & Supervisory Board (A&SB)]

Establishment of A&SB	Established

Maximum Number of A&SB Members Stipulated in Articles of Incorporation	Maximum number not stipulated

Number of A&SB Members	5

Cooperation among A&SB Members, Accounting Auditors and Internal Audit Departments

A&SB Members and the A&SB regularly hold meetings with Accounting Auditors in order to receive an overview of Accounting Auditors’ audit plan; to receive explanations on the status of the internal control system known to Accounting Auditors, risk evaluation and items that Accounting Auditors’ audits focus on; and to exchange opinions. In addition, it is stipulated in the Audit Standards for A&SB Members that, in cases where A&SB Members receive a report from Accounting Auditors to the effect that an improper act or material fact that violates laws and ordinances or the articles of incorporation was detected with respect to the Directors’ or Executive Officers’ execution of business, then the A&SB Members or the A&SB shall take necessary measures after deliberations at the A&SB, such as conducting a necessary investigation and giving advice or recommendation to the Directors or Executive Officers.

A&SB Members make efforts to perform efficient audits by maintaining close contacts with the Internal Audit Group and other sections in executing an investigation of the Company’s business and financial situation and other duties. In addition, A&SB Members regularly receive from the Internal Audit Group or other sections a regular report regarding the status involving the internal control system, the result of audits, etc. A&SB Members may request an investigation if necessary.

Appointment of Outside A&SB Members	Appointed

Number of Outside A&SB Members	3

Number of Independent A&SB Members	3

Outside A&SB Members’ Relationship with the Company (1)

Relationship with the Company *
Name	Attribute	a	b	c	d	e	f	g	h	i	j	k	l	m
Yoshio Sato	From another company										¡

Ikuo Hata	Lawyer

Toshio Kinoshita	CPA

*	Categories for “Relationship with the Company”

*	“¡” when the audit & supervisory board member presently falls or has recently fallen under the category;

“Δ” when the audit & supervisory board member fell under the category in the past

*	“●” when a close relative of the audit & supervisory board member presently falls or has recently fallen under the category;

“▲” when a close relative of the audit & supervisory board member fell under the category in the past

a.	Executing person of the Company or its subsidiaries

b.	Non-executive director or accounting advisor of the Company or its subsidiaries

c.	Non-executive director or executing person of a parent company of the Company

d.	Audit & supervisory board members of a parent company of the Company

e.	Executing person of a subsidiary of the parent company of the Company

f.	A party whose major client or supplier is the Company or an executing person thereof

g.	Major client or supplier of the Company or an executing person thereof

h.	Consultant, accountant or legal expert who receives a significant amount of money or other property from the Company other than compensation as an audit & supervisory board members

i.	Principal shareholder of the Company (or an executing person of the said major shareholder if the shareholder is a legal entity)

j.	Executing person of a client or supplier company of the Company (which does not correspond to any of f, g, or h) (the audit & supervisory board members himself/herself only)

k.	Executing person of a company, between which and the Company outside directors/audit & supervisory board members are mutually appointed (the audit & supervisory board member himself/herself only)

l.	Executing person of a company or organization that receives a donation from the Company (the audit & supervisory board member himself/herself only)

m.	Others

Outside A&SB Members’ Relationship with the Company (2)

Name	Designation as Independent A&SB Members	Supplementary Explanation of the Relationship	Reasons of Appointment
Yoshio Sato	¡	Mr. Yoshio Sato is an Outside A&SB Member designated as an independent audit & supervisory board member. Mr. Sato has served at Sumitomo Life Insurance Company, with which the Company has transactions based on insurance policies for its employees and others as part of the Company’s welfare program.

(Reason for Appointment as an Outside A&SB Member)

His extensive managerial experience and his deep insight can be brought to the audits of the Company.

(Reason for Appointment as an Independent Audit & Supervisory Board Member)

Mr. Yoshio Sato does not have any conflict of interests in light of relationships between the Company and Mr. Sato, other entities or organizations to which he belongs, and may enhance and strengthen the effectiveness of the audits performed by A&SB Members on the execution of business by Directors from an objective and neutral standpoint.

Name	Designation as Independent A&SB Members	Supplementary Explanation of the Relationship	Reasons of Appointment

Ikuo Hata	¡	Mr. Ikuo Hata is an Outside A&SB Member designated as an independent audit & supervisory board member.

(Reason for Appointment as an Outside A&SB Member)

His extensive experience and his deep insight as attorney-at-law can be brought to the audits of the Company.

(Reason for Appointment as an Independent Audit & Supervisory Board Member)

Mr. Ikuo Hata does not have any conflict of interests in light of relationships between the Company and Mr. Hata, other entities or organizations to which he belongs, and may enhance and strengthen the effectiveness of the audits performed by A&SB Members on the execution of business by Directors from an objective and neutral standpoint.

Toshio Kinoshita	¡	Mr. Toshio Kinoshita is an Outside A&SB Member designated as an independent audit & supervisory board Member.

(Reason for Appointment as an Outside A&SB Member)

His extensive experience and his deep insight as certified public accountant can be brought to the audits of the Company.

(Reason for Appointment as an Independent Audit & Supervisory Board Member)

Mr. Toshio Kinoshita does not have any conflict of interests in light of relationships between the Company and Mr. Kinoshita, other entities or organizations to which he belongs, and enhance and strengthen the effectiveness of the audits performed by A&SB Members on the execution of business by Directors from an objective and neutral standpoint.

[Independent Directors/A&SB Members]

Number of Independent Directors/A&SB Members [updated]	6

Matters relating to Independent Directors/A&SB Members

All six (6) Outside Directors/A&SB Members are designated as independent directors/audit & supervisory board members pursuant to the Company’s policy on the independence of Outside Directors and Outside A&SB Members which was established based on the independence standard required by financial instruments exchange such as Tokyo Stock Exchange. Please refer to I 1. Principle 4.9 Independence Standards and Qualification for Independent Outside Directors about the Company’s policy on the independence of Outside Directors and Outside A&SB Members.

[Incentives]

Incentive Policies for Directors	Performance based Compensation / Stock Options

Supplementary Explanation

<Performance based compensation>

The Company implemented performance based compensation as a short-term incentive to provide incentive to boost business performance, and it shall be determined in conjunction with performance evaluation for Panasonic as a whole and the specific businesses a Director is in charge of, based on performance indicators, such as net sales, operating income, free cash flow, and CCM.

(Note) CCM (Capital Cost Management) is a management control index developed by the Company to evaluate return on capital.

< Stock-type compensation stock options >

The Company implemented stock-type compensation stock options as a long-term incentive.

A stock-type compensation stock option was introduced by the resolution at the 107th Ordinary General Meeting of Shareholders of Panasonic which was held on June 26, 2014. Number of common stock of Panasonic to be acquired upon exercise of each stock acquisition right is 100 shares. Exercise price of the stock acquisition right shall be one (1) yen per common stock to be acquired. Exercise period of stock acquisition rights shall be determined by the Board of Directors at the time of the issuance of the stock acquisition right, and shall not exceed thirty (30) years from the day immediately following the allotment date of stock acquisition rights. The amount to be paid for each stock acquisition right shall be based on a fair value, calculated by the Black-Sholes Model, etc., a fair calculating method. The compensation, the amount of which shall be equal to the price to be paid in exchange for the relevant stock acquisition rights, will be paid by Panasonic to the person to whom the stock acquisition rights are allotted, and the obligation of such person to pay such price shall be offset by the rights of such person who receives the compensation.

Date of Board of Directors meeting	Aggregate number of stock acquisition rights	The amount to be paid for stock acquisition rights (per a stock acquisition right)	Exercise period of stock acquisition rights
July 31, 2014	2,088	105,400 yen	From August 23, 2014 to August 22, 2044
July 29, 2015	1,729	112,400 yen	From August 21, 2015 to August 20, 2045

Recipients of Stock Options	Inside Directors / Other

Supplementary Explanation

Stock-type compensation stock options is to allot stock acquisition rights to Directors (excluding Outside Directors) of Panasonic and Executive Officers and certain other officers who are responsible for business operations over the Panasonic group for the purpose of providing an incentive for allottees to further contribute to the improvement of long-term operating results and higher corporate value through sharing the benefits and risks of share price fluctuations with Panasonic’s shareholders.

Note: The holder of the stock acquisition rights may exercise the stock acquisition on and after the day immediately following the date on which such the holder loses the status of Director, Executive Officer, A&SB Member or any status equivalent thereto, of Panasonic.

[Director Compensation]

Disclosure of Individual Directors’ Compensation	Selected Directors

Supplementary Explanation

The aggregate amounts of compensations paid by the Company during fiscal 2015 to seventeen (17) Directors (other than Outside Directors) are 960 million yen; basic compensation of 640 million yen, performance based compensation of 144 million yen and stock-type compensation stock options of 176 million yen, and to two (2) A&SB Members (other than Outside A&SB Members) for services in all capacities were 68 million yen; basic compensation of 68 million yen.

The amounts of compensations for three (3) Outside Directors were 49 million yen; basic compensation of 49 million yen, and for four (4) Outside A&SB Members were 37 million yen; basic compensation of 37 million yen, in fiscal 2015.

Note: Three (3) Directors and one (1) A&SB Member who retired at the conclusion of the 107th Ordinary General Meeting of Shareholders held on June 26, 2014 are included in the above.

The name of Directors for and the amount of the compensation, which is over 100 million yen are follows.

Shusaku Nagae (Director): total compensation is 106 million yen; basic compensation of 70 million yen and stock-type compensation stock options of 36 million yen

Kazuhiro Tsuga (Director): total compensation is 114 million yen; basic compensation of 65 million yen, performance based compensation of 25 million yen and stock-type compensation stock options of 24 million yen

Policy on Determining Compensation Amounts and Calculation Methods [updated]	Established

Compensation for Directors Amount of Compensation or Determination Policy of Calculation Method

With respect to the compensation, the maximum total amounts of compensation for all Directors and A&SB Members of the Company are respectively determined by a resolution at a general meeting of shareholders. Compensation for Outside Directors and Audit & Supervisory Board members consists only of the basic compensation, which is the fixed compensation, is paid to Outside Directors and A&SB members. Please refer to I 1. Principle 3.1 Full Disclosure (3) Board policies and procedures in determining the compensation of the senior management and Directors about calculation method and determination policy for compensation.

[Supporting System for Outside Directors and/or A&SB Members] [updated]

The corporate staff in Risk & Governance Management Division, Corporate Governance Department conducts supports to Outside Directors, such as prior explanation of agendas of the Board meeting and operation reports to them in order to help them examine the materials in advance and to have effective discussion at the Board.

In addition, the Audit & Supervisory Board Members’ Office, composing of seven (7) full-time staff members and serving as an administration office for the A&SB Members and the A&SB, supports the performance of the duties of Outside A&SB Members, such as, prior explanation of the agenda of meetings of the Board and the A&SB.

2.	Outline of Current System of Corporate Governance Mechanisms such as Execution of Business, Auditing and Monitoring, Nomination and Determination of Compensation [updated]

Each of thirty-seven (37) business divisions as a basic management unit, autonomously manages R&D, production and sales as well as its cash and profit on a global basis. The Company has introduced Divisional Company system in order to support the business divisions. In addition, four (4) Divisional Companies (Appliances, Eco Solutions, AVC Networks and Automotive & Industrial Systems) support the business division’s evolution and change in each responsible area and take a leading role for growth strategy. Also the Company has established Corporate Strategy Head Office, which is responsible for enhancement of corporate value by formulating mid- and long-term group-wide strategy. In addition, The Company has incorporated Professional Business Support Sector which specializes in group-wide management control functions with high expertise and management perspective, such as legal, internal control and compliance. Also the Company has established Technology & Design Sector which supervises group-wide cutting-edge technology, manufacturing technology and design in order to increase added value on businesses.

Please refer to [Disclosure based on each principle set forth in the Corporate Governance Code] [Principle 3.1 Full Disclosure] (3) Board policies and procedures in determining the compensation of the senior management and Directors and (4) Policies and procedures in the appointment of the senior management and the nomination of Director and A&SB Member candidates about policy and procedures of appointment and determination of compensation.

Please refer to “Reference: Diagram of Corporate Governance Structure” at the end of document about the Company’s Corporate Governance Structure.

The Board of Directors

The Company’s Board of Directors is composed of seventeen (17) Directors including three (3) Outside Directors. In accordance with the Companies Act of Japan and related laws and ordinances (collectively, the “Companies Act”), the Board has ultimate responsibility for administration of the Company’s affairs and monitoring of the execution of business by Directors. The Company has an optimum management and governance structure tailored to four (4) Divisional Company-based management structures. Under this structure, the Company has empowered each of four (4) Divisional Companies and business divisions through delegation of authority. At the same time, the Company employs an Executive Officer system to provide for the execution of business at its various domestic and overseas Group companies. This system facilitates the development of optimum corporate strategies that integrate the Group’s comprehensive strengths. The Company has twenty-five (25) Executive Officers (excluding those who concurrently serve as Directors), which include senior managements of each of four (4) Divisional Companies, senior officers responsible for certain foreign regions and officers responsible for corporate functions.

In addition, in order to ensure swift and strategic decision-making, along with sound and appropriate monitoring at the same time, the Board, as a decision-making body for Group-wide matters, concentrates on decisions about the corporate strategies and the supervision of the four (4) Divisional Companies. Taking into consideration the diversified scope of its business operations, the Company has opted to maintain a system where Executive Officers, who are most familiar with the specifics of the operations, take an active part in the Board. Furthermore, to secure the diversity of Directors and Executive Officers, the Company promotes to appoint women and foreigners as Directors and Executive Officers. The Company has one (1) female Director out of seventeen (17) Directors, and one (1) female Executive Officer and three (3) foreign Executive Officers out of twenty-five (25) Executive Officers, excluding those who concurrently serve as Directors. Moreover, to clarify the responsibilities of Directors and create a more dynamic organization of the Board, the Company has limited the term of each Director to one year.

Audit & Supervisory Board Members (A&SB Members) and Audit & Supervisory Board (A&SB)

Pursuant to the Companies Act, the Company has elected A&SB Members and established A&SB, made up of A&SB Members. The A&SB Members and A&SB monitor the status of corporate governance and audit the day-to-day activities of management, including the performance of duties by Directors. The Company has five (5) A&SB Members, including three (3) Outside A&SB Members. Additionally, the Company elected A&SB Members who have substantial finance and accounting knowledge. A&SB Members participate in the general meetings of shareholders and the Board meeting, receive reports from Directors, Executive Officers, employees and Accounting Auditors, and exercise other auditing authority granted to A&SB Members under the law. Full-time Senior A&SB Members also attend important meetings and conduct visiting audits to business offices in order to ensure effective audits. In order to augment the internal auditing functions in the Group, the Company assigns ten (10) full-time Audit & Supervisory Officers (A&SOs), who directly report to the Senior A&SB Members of the Company, to the four (4) Divisional Companies, etc. The Company also inaugurated regular Panasonic Divisional Companies Audit & Supervisory Officers’ Meeting (comprising a total of twelve (12) members, of which two (2) are Senior A&SB Members of the Company and ten (10) are A&SOs of the Divisional Companies ) chaired by the Senior A&SB Member of the Company and the Panasonic Group Audit & Supervisory Board Members’ Meeting (comprising a total of thirty-two (32) members, of which two (2) are Senior A&SB Members of the Company, ten (10) are A&SOs of Divisional Company, etc. and twenty (20) are A&SB Members of the Group Companies) to enhance coordination among the Company’s A&SB Members, A&SOs of the Divisional Companies and audit & supervisory board members of the Group companies, for effective functioning of the entire group corporate governance structure. In addition, in the course of the performance of their duties, A&SB Members maintain close contacts with the Internal Audit Department and other departments, which perform business audits and internal control audits, to ensure the efficiency of audits. A&SB Members regularly receive from the Internal Audit Department and other sections regular reports regarding the status involving the internal control system and results of audits. A&SB Members may request the Internal Audit Group or Accounting Auditors to conduct an investigation, if necessary. Also, in order to enhance the effectiveness of the audits conducted by A&SB Members and to ensure the smooth implementation of audits, the Company has established a A&SB Member’s Office with seven (7) full-time staff under the direct control of the A&SB.

Mr. Hirofumi Yasuhara, a Senior A&SB Member of the Company, has substantial finance and accounting knowledge, having held the position of Representative Director and Senior Managing Executive Officer, in charge of Control Group, at PanaHome Corporation which is a subsidiary of the Company.

Mr. Toshio Kinoshita, Outside A&SB Member of the Company, has substantial finance and accounting knowledge, having held the career experiences with a corporate accounting in global companies in Japan and overseas for long periods as a certified public accountant.

Accounting Auditors

The Company has an auditing agreement with KPMG AZSA LLC for this company to conduct the accounting audit of the Company. The following is accountants who conducted the accounting audit.

Names of Certified Public Accountants Who Performed the Accounting Audits

Tetsuzo Hamajima

Sungjung Hong

Masateru Matsui

Group Strategy Meeting

In July 2012, the Company has established the Group Strategy Meeting to discuss and set a direction of the Company’s mid-to long-term strategies and certain important issues. The meeting is generally held twice a month. The attendees consist of approximately ten (10) people in managerial positions called as the Group Management Team and include the President and the presidents of four (4) Divisional Companies. The officers of related businesses and functions also join the meeting, depending on the matter to be discussed.

Agreement with Outside Directors and Outside A&SB Members pursuant to Article 427, Paragraph 1 of the Companies Act

The Company enter into a liability limitation agreement with each of Outside Directors and Outside A&SB Members in good faith and without significant negligence, which limit the maximum amount of their liabilities owed to the Company arising in connection with their failure to perform their duties to the extent permitted by Article 423, Paragraph 1 of the Companies Act to the aggregate amount of the amounts provided for in each item of Article 425, Paragraph 1 of the Companies Act.

3.	Reasons for Adoption of Current Corporate Governance System [updated]

The Company believes it is important to increase corporate value by fulfilling accountability through dialogue with various stakeholders such as shareholders and customers, making effort to execute transparent business activities, and swiftly conducting business activities with fairness and honesty based on its basic philosophy of “a company is a public entity of society”. For that reason, the Company has established the corporate governance structure, based on the Audit & Supervisory Board System composed of the Board of Directors and Audit & Supervisory Board Member / Audit & Supervisory Board, holding the following elements.

The Board of Directors

•	The Company has implemented Executive Officer System to separate monitoring function from executing function with regards to management, and Directors have duties of monitoring execution of business.

•	The Company selects Outside Directors, among from such as management of external entities, those who have extensive managerial experience with various careers and deep insight, and are expected to bring valuable opinion to the Board for decision-making of business execution, and auditing and monitoring of execution of Directors’ duties.

Audit & Supervisory Board Members (A&SB Members) and Audit & Supervisory Board (A&SB)

•	The Company sets A&SB Members who are able to exert their monitoring functions according to their individual discretionary decision, but not to majority vote decision. The A&SB Members are also able to independently act upon their own decision in pursuing liabilities of Directors.

•	The Company sets Full-time Senior A&SB Members who are well versed about corporate operations and are able to comprehend actual condition of businesses by exercising their right to visit and investigate operating sites. The Senior A&SB Members are selected from among those who have experiences as higher or equal position of Managing Directors or equivalent position.

•	The Company selects Outside A&SB Members, from such as management, lawyer, and certified public accountant, those who have extensive expertise with various careers and deep insight and are expected to bring valuable opinion to the Board for decision-making of business execution, and auditing and monitoring of execution of Directors duties.

The Company also has established Nomination and Compensation Advisory Committee as a consultative body of the Board of Directors in order to further enhance its corporate governance system.

The Company also is to establish a committee where Outside Directors and Outside A&SB Members exchange information and share recognitions among them.

III.	Implementation of Measures for Shareholders and Other Stakeholders

1.	Measures to Vitalize the General Shareholder Meetings and Smooth Exercise of Voting Rights

Supplementary Explanations

Early Notification of General Shareholder Meeting	The Company uses its efforts to promptly send convocation notices of a general shareholder meeting in order to enable the shareholders to exercise their voting rights after they carefully review business conditions of the Group and details of meeting agendas.

Scheduling General Shareholder Meeting Avoiding the Peak Day	Since the 2006 general shareholder meeting, the Company has held a general meeting of shareholders on a date other than dates on which other companies hold their general meetings of shareholders in order to make the general meetings of shareholders more open to its shareholders.

Allowing Electronic Exercise of Voting Rights	In light of shareholders’ convenience in exercising voting rights, the electronic voting system was introduced in 2002 and electronic voting via cellular telephones has been made available since 2005. In addition, the use of ICJ Inc.’s platform for electronic exercise of voting rights has been made available since 2007.

Participation in Electronic Voting Platform	The Company has participated in ICJ Inc.’s platform for exercise of voting rights since 2007.

Providing Convocation Notice in English	The Company has posted the full text of convocation notice in English on the Company’s website and ICJ Inc.’s platform for exercise of voting rights

Others

The Company endeavors to prepare a convocation notice that is easy to see and read for the shareholders to understand, utilizing charts and photos, colorizing and using UD font.

For the convenience of the shareholders, the Company has posted the full text of convocation notices as well as English translations thereof on the Company’s website.

The Company creates high-definition images of the contents of business reports and meeting agendas in order for the shareholders to gain a better understanding of matters to be reported and resolved at a general meeting of shareholders.

The Company simultaneously broadcasts general meetings of shareholders in high-definition video at venues in Tokyo and Nagoya so as to disclose information to shareholders who reside in distant places and find it difficult to attend the meetings.

In addition, the Company makes available, for a certain period of time after the closing of a general meeting of shareholders, on its website, the visual materials that are used to report matters to be reported and the visual reports of the future efforts from President of the Company.

2.	IR Activities [updated]

	Supplementary Explanations	Explanations by Representative directors in person

Preparation and Publication of Disclosure Policy	The Company discloses its disclosure policy including in the Panasonic Code of Conduct.

Regular Investor Briefings for Analysts and Institutional Investors

The Company holds conferences with respect to financial results every quarter.

In addition to the above, the Company holds conferences for domestic analysts and institutional investors concerning, among others, business strategies for each of 4-Divisional Companies.

Yes

Regular Investor Briefings for Overseas Investors	The Company holds conferences concerning financial results and business strategies a few times per year. The Company’s President actively participates in investor relations meetings held overseas.	Yes

Posting of IR Materials on Website

With respect to contents of financial results and business reports, the Company makes available brief reports of financial results (kessan tanshin) and presentation materials with scripts, both in Japanese and English, on its website. In addition, the Company has endeavored to operate a convenient investor relations site for investors that contain business reports, annual reports and others.

http://www.panasonic.com/global/corporate/ir.html

Establishment of Department and/or Person in Charge of IR	A well-developed system has been established through, among others, having Corporate Planning Department which is in charge of planning IR activities, and Disclosure & Investor Relations Office which is in charge of communication with shareholders and investors, and also having a person responsible for and in charge of IR for each of Divisional Companies.

Others	The Company issues reports mainly intended for individual shareholders twice a year in order for shareholders to gain a better understanding of the business of the Company. The Company changed the number of shares constituting a unit from one thousand (1,000) shares to one hundred (100) shares as of February 1, 2009 in order to create an environment where investors can invest more easily and to expand individual investors.

3.	Measures to Ensure Due Respect for Stakeholders

Supplementary Explanations

Stipulation of Internal Rules for Respecting the Position of Stakeholders	It is set forth in the “Panasonic Code of Conduct”. http://www.panasonic.com/global/corporate/management/code-of-conduct/list.html

Implementation of Environmental Activities, CSR Activities etc.	The details are described in the sustainability website. Sustainability website: http://www.panasonic.com/global/corporate/sustainability.html

Development of Policies on Information Provision to Stakeholders	It is set forth in the “Panasonic Code of Conduct”. http://www.panasonic.com/global/corporate/management/code-of-conduct/list.html

Others

To offer products and services, contributing to customers around the world, and to develop its business as a global corporation, Panasonic recognizes the importance of human resource development as well as promoting a corporate culture in which each employee can exercise one’s strength of regardless of age, gender, or nationality. For that reason, the Company positions Promoting Diversity as one of the important management initiatives and promotes for providing worker-friendly environment as well as providing opportunities to the diverse employee who has his/her willingness and competence.

To accelerate the participation of female employees, Panasonic is holding training programs for female employees and career improvement seminars for women managers as well as opportunities for them to come into contact with their role model’s values and professional views.

As of April 2015, through these activities, the number of women in the position of responsibility were 2,591, increased approximately 1.7 times, and women in management positions were 404, increased approximately 5.1 times compared to April 2004. (Panasonic Corporation and its key domestic affiliates)

IV.	Matters Related to the Internal Control System

1.	Basic Policy on Internal Control System and the Progress of System Development

The Company’s Board of Directors made the following resolution concerning the Company’s basic policy regarding the development of internal control systems. It was decided at the Board of Directors’ meeting held on February 3, 2015 that this basic policy should be continued with some changes made to it to reflect revisions to the Companies Act and related laws and regulations. The details are as follows:

1.	Basic Policy Regarding Development of Internal Control Systems

(1)	System for ensuring legal compliance in the performance of Directors’ duties

The Company shall ensure legal compliance in the performance of Directors’ duties by developing effective corporate governance and monitoring systems, as well as by ensuring total compliance awareness among Directors.

(2)	System for retention and management of information pertaining to the performance of Directors’ duties

The Company shall properly retain and manage information on the performance of Directors’ duties in accordance with all applicable laws and regulations and the internal rules of the Company.

(3)	Rules and other measures for financial risk management

The Company shall establish rules for risk management, and identify material risk through assessment of risks affecting management of the business. The Company shall also take countermeasures against each material risk, while monitoring the progress of such countermeasures with the aim of seeking continual improvement.

(4)	System for ensuring efficiency of the performance of Directors’ duties

The Company shall ensure efficiency in the performance of Directors’ duties by clarifying business goals through business plans and other measures, and examining progress towards achievement of such goals, while seeking to expedite decision-making.

(5)	System for ensuring compliance with applicable laws in the performance of employees’ duties

The Company shall seek to increase employees’ awareness of compliance issues by clarifying the Company’s compliance policy. The Company shall also ensure legal compliance in the performance of employees’ duties by developing effective monitoring systems.

(6)	System for ensuring the properness of operations across the Panasonic Group

While respecting the autonomy of each Group company’s management practices, the Company shall fully ensure that Group companies adhere to the Company’s management policy, basic philosophy and basic policy regarding the development of internal control systems, and shall develop a system for reporting to the Company to thoroughly ensure proper operations of the Panasonic Group as a whole.

(7)	Employees who assist A&SB Members in auditing, and such employees’ independence from Directors

The Company shall establish a body independent from Directors, tasked with enhancing the effectiveness of audits by A&SB Members and facilitating the smooth performance of audits.

(8)	Ensuring effectiveness of instructions given by A&SB Members to employees who assist A&SB Members

Staff members assisting the A&SB Members, while still subject to the internal rules of the Company, shall be under the instruction and supervision of the respective A&SB Members, and personnel-related matters shall be undertaken upon prior discussion with A&SB Members.

(9)	System for Directors, employees and other staffs of the Company and its subsidiaries to report to the Company’s A&SB Members

The Company shall ensure opportunities and systems that enable Directors, employees and other staffs of the Company and Group companies to properly report to the respective A&SB Members, and moreover shall ensure opportunities and systems that enable audit & supervisory officers, who are non-statutory full-time auditors, of Divisional Companies and other such bodies, and A&SB Members of Group companies to report to the Company’s A&SB Members.

(10)	System for ensuring that parties who have reported to A&SB Members do not incur unfavorable treatment as a consequence of such reporting

In ensuring opportunities and systems for Company and Group company employees and other staffs to report to A&SB Members, the Company shall make sure that employees and other staffs who have duly reported do not incur unfavorable treatment as a consequence of such reporting.

(11)	Policy on management of expenses and debt incurred in execution of A&SB Member duties

The Company shall calculate budgets on an annual basis for expenses arising with respect to the execution of duties of A&SB Members to ensure effectiveness of audits, and moreover shall provide prepayment or reimbursement in accordance with laws and regulations with respect to expenses incurred beyond amounts budgeted.

(12)	Other systems for ensuring effective performance of audits by the A&SB Members

The Company shall have audit & supervisory officers assigned to Divisional Companies and other such entities to assist with audits by A&SB Members. Moreover, the Company shall develop a system enabling effective performance of audits, in accordance with the Audit Plan established by the A&SB Members each year.

2.	Status of Basic Policy Implementation in the Company

(1)	System for ensuring legal compliance in the performance of Directors’ duties

•	The Company has established internal rules such as the Panasonic Code of Conduct and the Code of Ethics for Directors and Executive Officers, and endeavors to ensure that its Directors act in accordance with laws, regulations and the Company’s Articles of Incorporation.

•	The Company strengthens its supervisory functions by appointing multiple Outside Directors and by providing opportunities for the Outside Directors to actively communicate through Board of Directors’ meetings and other such occasions.

•	Audits are conducted by A&SB Members and the A&SB. In addition, at the Divisional Companies, management committees have been established and audit & supervisory officers have been appointed, which correspond in function to the Board of Directors and the A&SB Members, respectively.

(2)	System for retention and management of information pertaining to the performance of Directors’ duties

The minutes of meetings of the Board of Directors are prepared after each meeting of the Board of Directors and retained permanently by the section responsible for administration relating to the Board of Directors. Records of approval by the President are also retained permanently by the responsible department.

(3)	Rules and other measures for financial risk management

Based on Basic Risk Management Regulations, the Company identifies material risks by collecting and assessing information on risks in an integrated and comprehensive fashion through the Global and Group (G&G) Risk Management Committee, and takes countermeasures proportionate to the materiality of each risk.

(4)	System for ensuring efficiency of the performance of Directors’ duties

•	The Company expedites decision-making through Rules of Approval for Decision-making in Important Matters, a clear separation of roles between Directors and Executive Officers, the delegation of authority to entities such as Divisional Companies and business divisions, the holding of “Group Strategy Meetings,” and the implementation of an IT system that ensures the rapid and accurate collection and transmission of important management information.

•	The Company creates the mid-term management plan, the business plan, and other measures, and implements these measures by confirming and examining the status of progress at the time of monthly settlement of accounts.

(5)	System for ensuring compliance with applicable laws in the performance of employees’ duties

•	The Company has established internal rules such as the Panasonic Code of Conduct and implements various awareness-building activities such as its Compliance Awareness Month on a Company-wide basis as well as training tailored to specific employee levels and e-learning.

•	The Company seeks to detect improper acts at an early stage through operational audits and internal control audits, operating various types of hotlines in addition to other measures.

•	The Company aims to resolutely prevent any association with anti-social forces (such as organized criminal networks) by assigning an employee in the division overseeing such preventative measures specifically to the task of blocking any relations with such forces.

(6)	System for Ensuring the Properness of Operations across the Panasonic Group

•	The Company ensures that basic policy for internal control systems is fully implemented by Group companies, and disseminates relevant information among Group companies. Initiatives to that end include: implementing the Panasonic Code of Conduct and the Rules of Approval for Decision-Making in Important Matters; implementing group-wide regulations respecting individual professional functions; dispatching Directors and A&SB Members to Group companies and exercising the Company’s shareholder rights thereof; conducting regular operational audits and internal control audits of Group companies through the internal auditing group, and; sharing and disseminating information on business objectives through business policy announcements.

•	For publicly listed subsidiaries, the Company puts into effect those measures described above while taking into consideration the nature of such entities as publicly listed companies.

•	The framework described above ensures the properness of operations, thereby enabling the Panasonic Group to establish the internal controls necessary for financial reporting based on the Financial Instruments and Exchange Act.

(7)	Employees who assist A&SB Members in auditing, and such employees’ independence from Directors

The Company has established the Audit & Supervisory Board Member’s Office, whose dedicated staff is under the direct control of the A&SB and separate from any operating function of the Company’s business. The Company assigns A&SB Member assistant staff members who possess appropriate capabilities and knowledge as required by the A&SB Members.

(8)	Ensuring effectiveness of instructions given by A&SB Members to employees who assist A&SB Members

•	Respective A&SB Members issue instructions to their staff members, and those staff members accordingly assist the A&SB Members in performing their duties.

•	The Company consults with A&SB Members in advance of undertaking personnel related matters including employee transfers and other affairs involving staff members who assist the A&SB Members.

(9)	System for Directors, employees and other staffs of the Company and its subsidiaries to report to the Company’s A&SB Members

•	Directors, employees and other staffs of the Company and Group companies report on business operations and other issues at respective regular meetings held by A&SB Members and other such occasions, and also report as necessary at other important meetings with A&SB Members, where their attendance has been requested. Moreover, A&SB Members of Group companies report as necessary to the Company’s A&SB Members regarding content of reports at respective Group companies. Audit & supervisory officers conduct inquiries at respective Divisional Companies regarding business operations and issues at such Divisional Companies, and report such matters as necessary to the Company’s A&SB Members.

•	The Company has established an Audit Report System by which employees of the Company and Group companies directly report to the Company’s A&SB about irregularities or concerns in regards to accounting or auditing.

(10)	System for ensuring that parties who have reported to A&SB Members do not incur unfavorable treatment as a consequence of such reporting

The Company calls on departments associated with reported matters not to act unfavorably toward parties who have reported as a consequence of such reporting. Moreover, the Company enables parties to report matters anonymously under the Audit Report System, and prohibits unfavorable treatment of such parties as a consequence of such reporting.

(11)	Policy on management of expenses and debt incurred in execution of A&SB Member duties

•	To ensure effectiveness of audits, the Company calculates preliminary budgets with respect to anticipated expenses required by A&SB Members in executing their duties, in accordance with Audit & Supervisory Standards.

•	The Company also provides pre-payment or reimbursement for expenses paid under urgent or extraordinary circumstances in accordance with laws and regulations.

•	In making payment of audit expenses, A&SB Members are required to remain mindful of efficiency and appropriateness in that regard.

(12)	Other systems for ensuring effective performance of audits by the A&SB Members

•	Audit & supervisory officers tasked with monthly reporting and implementing liaison meetings are assigned to Divisional Companies and other such entities. Any decisions on personnel-related matters involving the audit & supervisory officers require the agreement of A&SB Members.

•	The Company has established and operates the Panasonic Divisional Companies Audit & Supervisory Officers’ Meeting chaired by the Company’s Senior A&SB Member, and the Panasonic Group Audit & Supervisory Board Members’ Meeting, in order to facilitate cooperation among the A&SB Members of the Company, the audit & supervisory officers of Divisional Companies and other such entities, and the A&SB Members of Group companies.

•	Respective departments cooperate in implementing visiting audits of business offices inside and outside Japan conducted by A&SB Members. Internal auditing groups also cooperate to enhance the effectiveness of audits carried out by A&SB Members through collaboration with A&SB Members, including reporting as appropriate to the A&SB Members.

Notes: “Group companies” means subsidiaries as stipulated in the Companies Act.

2.	Basic Policy on Eliminating Anti-Social Forces

The Company considers compliance with laws and ordinances as well as corporate ethics, to be the foundation of its business, and has described this principle in the Panasonic Code of Conduct. The Company also established the rule of the prevention of relationships with antisocial forces, and developed a management system, as described below.

Status of the development of the policy to antisocial force are also described in above 2. Status of Basic Policy Implementation in the Company (5) System for ensuring compliance with applicable laws in the performance of employees’ duties of IV Matters Related to Internal Control System:

(1)	Status of establishment of the department overseeing measures against antisocial forces and the persons-in-charge for preventing undue claims

The Company thoroughly prevents any relationships with antisocial forces by developing a management system across the Group, mainly through the Business Conduct Committee, by establishing the department overseeing measures against antisocial forces to take measures against antisocial forces and by assigning persons-in-charge for preventing undue claims.

(2)	Status of cooperation with external professional organizations

In order to promptly take measures against antisocial forces, the Company, on a daily basis, cooperates closely with the National Center for the Elimination of Boryokudan, the police station under its jurisdiction, the association for corporate defense, attorneys and other people, mainly through the department overseeing measures against antisocial forces.

(3)	Status of collection and management of information on antisocial forces

The Company developed a system to enable relevant information to be concentrated at the department overseeing measures against antisocial forces. Also, the Company endeavors to collect information from the external professional organizations and to keep every Group company informed of the information. The information is properly managed in accordance with laws and ordinances as well as the Company’s internal regulations.

(4)	Status of development of manual for countermeasures

The Company developed a manual for countermeasures to eliminate antisocial forces and delivered it to the Group companies. The Company endeavors to cause all Group companies to respond systematically, according to the procedures in the manual for countermeasures.

(5)	Status of implementation of training activities

The Company, mainly through the department overseeing measures against antisocial forces, promotes awareness activities within the Group to prevent the formation of relationships with antisocial forces, illegal payoffs, any acts that violate the principle of equality among customers and any other improper acts, by inviting outside instructors and regularly holding training workshops on the elimination of antisocial forces against corporations.

V.	Others

1.	Adoption of Anti-Takeover Measures

Adoption of Anti-Takeover Measures	Adopted

Supplementary Explanation

(1)	Basic Policy

Since the Company’s foundation, Panasonic has operated its businesses under its business philosophy, which sets forth that Panasonic’s mission as a business enterprise is to contribute to the progress and development of society and the well-being of people through its business activities, thereby enhancing the quality of life throughout the world. While offering and pursuing a “better life” for an even wider range of customers, Panasonic will also work to sustainably grow its corporate value to satisfy its shareholders, investors, customers, business partners, employees and all other stakeholders.

Panasonic has a basic policy that shareholders should make final decision in the event that a large-scale purchase of the Company’s shares is offered, regarding whether or not the offer should be accepted. However, in such cases, there is a possibility that shareholders might not be provided with sufficient information required to make appropriate decisions, and a concern that corporate value and shareholder interest might be significantly damaged. In this event, the Company considers it necessary to be able to take appropriate countermeasures in order to protect the interests of the shareholders as a group.

(2)	Measures to Realize Basic Policy

1)	Specific measures to realize basic policy

Having its DNA of consumer electronics tailored to customer lifestyles, Panasonic aims to contribute to better livings of customers by collaborating with a variety of partners. Specifically, to achieve net sales of 10 trillion yen in fiscal 2019, we are focusing on the 5 business areas: consumer electronics, housing, automotive, BtoB solutions and devices.

Today, we are drawing growth strategies and carrying out specific initiatives by clarifying business fields on which we focus our managerial resources, based on the “5x3 matrix” combining the 5 business areas mentioned above with the 3 global regions of Japan, the Americas/Europe (including Latin Americas), and the Strategic Regions (including China, Asia, the Middle East and Africa).

And in key business areas with huge growth potential, Panasonic intends to make 1 trillion yen-scale strategic investments toward fiscal 2019 and we will accelerate our efforts to achieve 10 trillion yen in sales.

2)	Measures based on the basic policy to prevent control by inappropriate parties

On April 28, 2005, the Board of Directors resolved to adopt a policy related to a Large-scale Purchase of the Company’s shares (the “Large-scale Purchase Rule”) called the Enhancement of Shareholder Value Plan (the “ESV Plan”). The ESV Plan has been approved at Board of Directors’ meetings annually. On April 28, 2014, the Board resolved to continue the ESV plan. At the April 2015 meeting of the Board, the ESV Plan was approved again.

With respect to a Large-scale Purchaser (a “Large-scale Purchaser”) who intends to acquire 20% or more of all voting rights of the Company (the “Large-scale Purchase”), this policy requires that (i) the Large-scale Purchaser provide sufficient information, such as its outline, purposes or conditions, the basis for determination of the purchase price and funds for purchase, and management policies and business plans which the Large-scale Purchaser intends to adopt after the completion of the Large-scale Purchase, to the Board before the Large-scale Purchase is to be conducted and (ii) after all required information is provided, the Board should be allowed a sufficient period of time (a sixty (60)-day period or a ninety (90)-day period) for consideration. The Board intends to assess and examine any proposed Large-scale Purchase from the perspective of the interests of shareholders as a whole after the information on such purchase is provided, and subsequently to disclose the opinion of the Board and any other information needed to assist shareholders in making their decisions. The Board may negotiate with the Large-scale Purchaser regarding purchase conditions or suggest alternative plans to shareholders, if it is deemed necessary.

If a Large-scale Purchaser does not comply with the rules laid out in the Large-scale Purchase Rule, the Company’s Board of Directors may take countermeasures against the Large-scale Purchase to protect the interests of all shareholders. Countermeasures include the implementation of stock splits, issuance of stock acquisition rights (including allotment of share options without contribution) or any other measures that the Board is permitted to take under the Company Law of Japan, other laws and the Company’s Articles of Incorporation. If a Large-scale Purchaser complies with the Large-scale Purchase Rule, the Board does not intend to prevent the Large-scale Purchase at its own discretion, unless it is clear that such Large-scale Purchase will cause irreparable damage or loss to the Company.

The Board will make decisions relating to countermeasures by referring to advice from outside experts, such as lawyers and financial advisers, and fully respect the opinions of Outside Directors and A&SB Members.

When invoking the aforementioned countermeasures, if the Company’s Board of Directors decides that it is appropriate to confirm the will of shareholders from the perspective of the interest of all shareholders, a general meeting of shareholders will be held. If the Company’s Board of Directors decides to hold a general meeting of shareholders, it will give notice to that effect as well as the reasons for such a meeting at that time.

The Board will adopt specific countermeasures which it deems appropriate at that time. If the Board elects to make a stock split for shareholders as of a certain record date, the maximum ratio of the stock split shall be five-for-one. If the Board elects to issue stock acquisition rights to shareholders, the Company will issue one (1) stock acquisition right for every share held by shareholders on a specified record date. One (1) share shall be issued on the exercise of each stock acquisition right. If the Board elects to issue stock acquisition rights as a countermeasure, it may determine the exercise period and exercise conditions of the stock acquisition rights, such as the conditions that shareholders who belong to a specific group of shareholders including a Large-scale Purchaser may not exercise stock acquisition rights in consideration of the effectiveness thereof as a countermeasure, as well as the conditions that allow the Company to acquire share options by swapping the Company stock with a party other than the Large-scale Purchaser.

The Company recognizes that the aforementioned countermeasures may cause damage or loss, economic or otherwise, to a prospective Large-scale Purchaser who does not comply with the Large-scale Purchase Rule. The Company does not anticipate that taking such countermeasures will cause shareholders, other than the Large-scale Purchaser, economic damage or loss of any rights. However, in the event that the Board determines to take a specific countermeasure, the Board will disclose such countermeasure in a timely and appropriate manner, pursuant to relevant laws and stock exchange regulations.

The term of office for all Directors is one (1) year, and Directors are elected at the Ordinary General Meeting of Shareholders held in June every year. The Company’s Board of Directors intends to review the ESV Plan, as necessary, for reasons including amendments to applicable legislation. Any such review would be conducted in the interests of all shareholders.

For further details about the ESV Plan, please see the press release “Panasonic Announces Continuation of Policy toward Large-scale Purchases of Company’s Shares [ESV plan]” issued on April 28, 2015 at the Company’s Web site:

http://news.panasonic.com/press/news/data/2015/04/en150428-5/en150428-5-1.pdf

(3)	Evaluation of Measures by the Board of Directors and Rationale for Evaluation

The Company’s mid-term management plan was formulated as a specific measure to increase the Company’s corporate value in a sustained manner. The ESV Plan was formulated from the perspective of protecting the interest of shareholders as a whole, and is aimed at ensuring shareholders receive sufficient information to make decisions on share purchase proposals by allowing those responsible for the management of the Company, the Board, to provide their evaluation of any proposed Large-scale Purchase, and providing the opportunity for alternative proposals to be submitted.

Consequently, these measures are intended to protect the interests of all the Company’s shareholders in accordance with (1) Basic policy and their purpose is not to maintain the positions of the Company’s Directors and A&SB Members.

(Reference)	Outline of issuance of stock acquisition rights (In case the Board of Directors elects to issue stock acquisition rights in a rights offering)

1.	Shareholders who are entitled to receive stock acquisition rights and conditions of issuance thereof:

One (1) stock acquisition right shall be granted to a shareholder, per one (1) share held by such shareholder (excluding the shares held by Panasonic as treasury stock), whose name is recorded in the register of shareholders as of the record date to be specified and published by the Board. In this regard, Panasonic may either (i) grant to each of the shareholders holding a share of common stock a right to subscribe for a stock acquisition right and to make an offering for subscription of the offered stock acquisition rights, or (ii) distribute stock acquisition rights to the shareholders without consideration.

2.	Type and number of shares to be acquired upon exercise of stock acquisition rights:

The type of shares to be acquired upon exercise of stock acquisition rights shall be the Company’s common stock, and the number of shares to be acquired upon exercise of one (1) stock acquisition right shall be one (1) share.

3.	Total number of stock acquisition rights to be issued:

The total number of stock acquisition rights to be issued shall be determined by the Board up to five (5) billion stock acquisition rights. The Board may issue stock acquisition rights more than once within the maximum number of five (5) billion stock acquisition rights to be issued in total.

4.	Payment amount of each stock acquisition right in the case of item 1, (i) above:

No payment is required.

5.	Price of assets to be invested upon exercise of each stock acquisition right:

The price of assets to be invested upon exercise of a stock acquisition right shall be one (1) Japanese yen or more to be determined by the Board.

6.	Restriction on transfer of stock acquisition rights:

Acquisition of stock acquisition rights by way of assignment thereof requires the approval of the Board.

7.	Conditions of exercise of stock acquisition rights:

The Board of Directors may prohibit a person or company belonging to a group of shareholders (tokutei-kabunushi group) including a Large-scale Purchaser (excluding the case where the Board approves that an acquisition or shareholding of shares and other securities of the Company by the person or the company does not conflict with the benefit of all shareholders of the Company) from exercising stock acquisition rights. The details shall be otherwise determined by the Board.

8.	Exercise period and other conditions of stock acquisition rights:

Exercise period, conditions of acquisitions and other conditions of stock acquisition rights shall be determined by the Board of Directors. The Board may determine that the Company may repurchase stock acquisition rights (“Qualified Stock Acquisition Rights”) that are not held by a holder of a stock acquisition right who is prohibited from exercising stock acquisition rights due to the exercise conditions mentioned in item 7 above, and deliver one (1) share of common stock to be determined by the Board per one Qualified Stock Acquisition Right to each of the holders thereof.

2.	Other Matters Concerning to Corporate Governance System

The Company’s structure for timely disclosure of corporate information is as follows.

Under its business philosophy, “A company is a public entity of society,” the Company has been committed to highly transparent business activities and endeavored to be accountable its accountability to its stakeholders. The Company’s basic policy concerning information disclosure is set forth in the “Panasonic Code of Conduct,” which prescribes specific items to be complied with in order to put the Group’s business philosophy into practice, and is published on the Company’s website and elsewhere. The Company’s basic policy concerning information disclosure is to provide the Company’s fair and accurate financial information and corporate information, including management policies, business activities and corporate social responsibility (CSR) activities, in a timely, appropriate and easily understandable manner.

In accordance with this basic policy, important matters concerning the management of the Group are resolved or reported at the Board of Directors pursuant to the Regulations of the Board of Directors. These important matters and other matters, which are required to be disclosed under relevant laws and ordinances in Japan and overseas and the rules of financial instruments exchanges or any other regulations, are timely and accurately reported from each relevant department, that has the important internal information, to the department that handles relevant information under the monitoring of the Director in charge of Accounting and Finance, so that important information is gathered.

Also, if any of the matters which are required to be disclosed under relevant laws and ordinances in Japan and overseas, and the rules of financial instruments exchanges or any other regulations occur with respect to the Company’s business divisions including subsidiaries, such matter is required to be immediately reported to the “Financial & Accounting Department” or the “Disclosure & Investor Relations Office”, depending upon the nature thereof; Thus, the Company has established a structure whereby these matters can be identified within the Company.

With respect to the information gathered or identified, the Company determines the necessity of disclosure thereof in accordance with relevant laws and ordinances in Japan and overseas, and the rules of financial instruments exchanges or any other regulations, and makes efforts to conduct the disclosure at the time that the organization, which substantially decides on executions of business of the Company, makes a resolution or determination, or becomes aware of the occurrence of the relevant matter.

In addition, the Company endeavors to confirm the details and expressions of the disclosure with the relevant departments within the Company and outside legal counsel to ensure the accuracy, fairness and adequacy of the disclosure.

Moreover, the Company has established disclosure control procedures in order to comply with relevant laws and ordinances in Japan and overseas, the rules of financial instruments exchanges and any other regulations, and to implement the fair, accurate and timely disclosure of information about the Company Group, etc. In the process of preparation and confirmation of annual securities reports, quarterly reports and annual reports, the Disclosure Committee, which is comprised of managers from principal departments that handle relevant information, confirms the validity of the content of the descriptions and the appropriateness of the procedures concerning the disclosure under the supervision of the President and the Director in charge of Accounting and Finance, who are responsible for establishing, maintaining and ensuring the effectiveness of the internal control and disclosure control of the Company. The chairman of the Disclosure Committee is appointed by the President and the Director in charge of Accounting and Finance, and the members of the Disclosure Committee are appointed by the chairman of the Disclosure Committee. The Disclosure Committee also develops, maintains, improves and evaluates the internal control procedures concerning disclosure.

The Company has documented the actual status of its internal control system, with integrated control provided by the Internal Control Promotion Office, in order to ensure reliability in the financial reporting of the Panasonic Group including its subsidiaries, ranging from the control infrastructure to actual internal control activities. Specifically, the Company has reinforced its internal controls by implementing self-checks and self-assessment programs at each of the Divisional Companies and business divisions, etc. Then, Internal Auditing Managers of the Divisional Companies appointed by the Company at each of the Divisional Companies, etc. conduct audits. Basing on the audits, the Internal Control Promotion Office supervises the whole-group internal control audits in order to confirm the effectiveness of each company’s financial reporting. With the aim of further enhancing the Group’s internal control system, in fiscal 2015 Panasonic had approximately 400 personnel assigned to conduct internal audits in the Internal Auditing Group.

Under the above-mentioned internal system, the Company will endeavor to, from the standpoint of investors, promptly provide accurate and fair corporate information in a timely and appropriate manner, upon fully understanding the purpose of the basic philosophy concerning the good-faith conduct of the business of issuers of listed securities under the rules of the timely disclosure of securities exchanges.

Panasonic Code of Conduct

Chapter 2: Implementing the Code in Business Operations

II-5. Information Disclosure

(1)	Basic Approach to Information Disclosure

We will provide our various stakeholders, including customers and shareholders, with fair and accurate information on corporate financial affairs, business policies and activities, as well as corporate social responsibility activities, in a timely, understandable and appropriate manner. At the same time, we will listen to our customers’ requests and comments and reflect them in our business activities. We will seek to be an enterprise with high transparency.

(2)	Compliance with Applicable Laws and Regulations

Our securities have been transacted on securities markets in several countries and regions. Accordingly, we will abide by all applicable securities and information disclosure-related laws and regulations of appropriate countries and regions. We will never engage in insider trading or other transactions using inside information.

(3)	Disclosure Methods

In addition to information whose disclosure is required by securities-related laws and regulations of relevant countries and regions, we will disclose other information following proper internal control procedures, so as to ensure that the information we disclose is fair, accurate, sufficient and timely.

Reference: Diagram of Corporate Governance Structure